As filed with the Securities and Exchange Commission on May 10, 2000

Registration No. ________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MAG-WELL, INC.

(Exact name of Small Business Issuer as specified in its charter)

Texas	3533	74-2506600
(State or other jurisdiction of incorporation)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)
404 Lakeview Drive	122 East Wisconsin
Boerne, Texas 78006	Edinburg, Texas 78539
(830) 249-2610	(800) 488-1278

(Address and telephone number of principal executive offices and principal place of business)

William W. Dillard, Jr.
404 Lakeview Drive
Boerne, Texas 78006
(830) 249-2610
(Name, address and telephone number of agent for service)

Copies to:

Thomas C. Cook, Esq.
Thomas C. Cook & Associates
3110 S. Valley View Suite #106
Las Vegas, Nevada 89102
(702) 876-5941

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / / ___X____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / / ________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / ________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Proposed Securities to be Registered; Maximum Offering Price per Unit	Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $0.001 par value (1) 5,000,000 shares of Common Stock; $1.00 Per Share	$5,000,000	$1,390.00
Total, 5,000,000 shares of Common Stock; $1.00 Per Share	$5,000,000	$1,390.00
(1) Estimated solely for purposes of calculating the registration fee.

Mag-Well, Inc.

Cross Reference Sheet Showing Location in Prospectus of Information Required by Items of Form SB-2

	Form SB-2 Item Number of Caption	Location or Heading in Prospectus
1	Forepart of Registration Statement and Outside Front Cover of Prospectus	Outside Front Cover Page; Front Page of Prospectus
2	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front Cover Page and Outside Back Cover Page of Prospectus
3	Summary Information and Risk Factors	Prospectus Summary; Risk Factors
4	Use of Proceeds	Use of Proceeds
5	Determination of Offering Price	Terms of the Offering
6	Selling Security Holders	Not Applicable
7	Plan of Distribution	Plan of Distribution
8	Legal Proceedings	Business of the Company
9	Directors, Executive Officers, Promoters and Control Persons	Management
10	Security Ownership of Certain Beneficial Owners and Management	Security Ownership of Certain Beneficial Owners and Management
11	Description of Securities	Outside Front Cover Page; Prospectus Summary; Description of Securities
12	Interests of Named Experts and Counsel	Experts; Legal Matters
13	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Not Applicable
14	Organization within Last Five Years	Certain Transactions
15	Description of Business	Business of the Company
16	Management's Discussion and Analysis or Plan of Operation	Management's Discussion and Analysis of Financial Condition and Results of Operations
17	Description of Property	Business of the Company
18	Certain Relationships and Related Transactions	Certain Transactions
19	Market for Equity and Related Stockholder Matters	Description of Securities
20	Executive Compensation	Executive Compensation
21	Financial Statements	Part F/S: Mag-Well, Inc., Financial Statements
22	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not Applicable

Prospectus

Mag-Well, Inc.

Common Stock
5,000,000 Shares - $1.00 Per Share

_______________________________

We are a Texas corporation incorporated on June 20, 1988. Currently, we possess a patent on proprietary technology to produce a magnetic fluid conditioner tool that provides an environmentally-safe solution to costly paraffin and scale deposit problems. We have successfully designed and sold specialized tools for users in the oil, gas, marine diesel, sugar refining and water treatment industries. To date, we have installed over 1,300 tools worldwide.

This offering is being conducted on a "best efforts minimum/maximum basis" with the minimum amount of common stock required to be sold at 500,000 shares or $500,000. There is no minimum purchase requirement. The offering will end on the date three hundred sixty-five (365) days from the date of this registration statement has become effective. We will deliver stock certificates, attributable to shares purchased, directly to you within thirty (30) days of the closing of this offering. All subscription funds received will be held in an escrow account pending achievement of the minimum offering. (See "Plan of Distribution" on page 13). Broker fees and commissions, in addition to expenses of the offering, may be deducted from the proceeds as the offering progresses once the minimum offering is achieved.

Neither the NASDAQ stock market nor any national securities exchange lists our common stock. Prior to this offering, there has been no public market for our common stock. There can be no assurance that a market for our securities will develop. The offering price may not reflect the market price of our shares after the offering. The initial public offering price has been arbitrarily determined by us and bears no basis in relation to assets, book value or any other established criteria of value.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. (See "Risk Factors" and "Dilution" on Pages 5 and 16).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Minimum	Total Maximum
Public Offering Price[1]	$1.00	$500,000	$5,000,000
Maximum Sales Commission2&3	$0.10	$ 50,000	$ 500,000
Proceeds to Mag-Well	$0.90	$450,000	$4,500,000

  We have arbitrarily determined the offering price of the common stock and it bears no relationship to any objective criterion of value. This price does not bear any relationship to our assets, book value, historical earnings or net worth. In determining the offering price, we considered factors such as the prospects for similar companies, the previous experience of our management, our anticipated results of operations, our present financial resources and the likelihood of acceptance of this offering.

  We may sell common stock through sales representatives who will be licensed with us as "Agents of the Issuer." We may pay up to ten percent (10%) commission on the sale of our securities to these fully-licensed sale representatives. In addition, we will sell common stock through our officers and directors who will not receive a commission for the sale of the securities.

  We expect to pay expenses related to the offering in the amount of $71,390.00. These expenses include, but are not limited to, printing, advertising, accounting and legal fees and other miscellaneous items. The expenses of this offering, not including sales representative fees, shall not exceed a maximum of ten percent (10%) of the aggregate offering.

____________________________________

Mag-Well, Inc.

404 Lakeview Drive

Boerne, TX 78006

(830) 249-2610

Date of this Prospectus is _______________, 2000

TABLE OF CONTENTS

This offering circular contains all of our representations concerning this offering, and no person shall make different or broader statements than those contained herein. You are cautioned not to rely on any information not expressly set forth in this disclosure document.

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus. It does not constitute an offer to sell, or a solicitation to buy, any securities other than the shares of common stock to which it relates. In addition, it does not constitute an offer of such shares of common stock to any person in any state or jurisdiction in which such an offer is unlawful. However, during the offering period, we are required to update this prospectus to reflect any facts or events arising after the effective date of the registration statement filed with the SEC which represent a fundamental change in the information set forth in the registration statement.

OUR SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute "forward-looking statements," in particular under the captions:

  Prospectus Summary;

  Use of Proceeds;

  Management's Discussion and Analysis of Financial Condition and Results of Operation; and

  Business of the Company.

Forward-looking statements can be identified by the use of terminology such as:

  Anticipates

  Believes

  Expects

  May

  Will

  Should

These statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual or industry results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

  General economic and business conditions

  Our ability to implement our business and acquisition strategies

  Changes in the industrial fluid treatment industry and consumer preferences

  Competition

  Availability of key personnel

  Increasing operating costs

  Unsuccessful advertising and promotional efforts

  Changes in brand awareness

  Acceptance of new product offerings

  Changes in, or the failure to comply with, government regulations

  Our ability to obtain financing for future acquisitions

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

PROSPECTUS SUMMARY

Because this is a summary, it does not contain all the information that may be important to you. You should read the entire offering circular and its exhibits carefully, and please pay special attention to the "Risk Factors" before making any decision on the suitability of this investment.

Our Magnetic Fluid Conditioner

Our magnetic fluid conditioner tool consists of a series of powerful, magnetic circuits mounted in a casing equipped with standard pipe threads or flanges at each end. We currently produce several different-sized tools. They are classified into three (3) series known as the 300, 500 and 700 series. The tool is custom-built according to specific parameters. The diameter and length of the magnetic fluid conditioner, to be utilized by the client, will depend on the volume of fluid to be treated and the intensity of the treatment. The length of the tool will vary from 12 inches to 120 inches. The installation of the tool is in line with the piping so that all fluid passes through the magnetic fluid conditioner. Furthermore, no external electrical power or recharging is needed because the tool is self-powered through "state-of-the art" rare earth magnets.

Our magnetic fluid conditioner functions to prohibit scale and wax build-up in pipes and equipment. It will progressively remove solids from: existing pipes, boilers, water towers, heat exchange units, production equipment and portable domestic hot water systems, to name a few.

We believe that our magnetic fluid conditioner may be a viable and cost-effective product for use in the markets described below. We want to emphasize that the MFC is not a miracle cure that cures all problems. Before we willingly manufacture a particular MFC, we must first determine if the tool will cure or be cost effective for the application. There are parameters we use as guidelines to design the tool toward a particular application. In addition, we inform our potential clients that the MFC may not work at all. Sales of our tool focuses on three (3) major, target markets that may experience economic benefits from the use of the product:

  Petroleum refineries and oil-well producers around the globe which experience a re-occurring problem with paraffin and scale deposits.

  Industrial companies involved in the treatment of large transmissions of water and the use of fluids in processing.

  The treatment of diesel fuel.

Our Founders

Our Chief Executive Officer, William W. Dillard, Jr., has more than twenty (20) years of business management and entrepreneurial experience. Mr. Dillard founded Dillard & Associates, a Dallas based commercial real estate firm that owned and managed real estate investment projects. His experience also includes acquisitions and divestitures for large finance and publicly owned companies in the process of restructuring. As a co-founder of the company, Mr. Dillard has developed successful methods and strategies for the sale of the MFC.

Our Chief Operating Officer, John Corney, is a leading expert in advanced magnetic applications and a co-founder of the company, as well. Mr. Corney has worked diligently in developing and expanding Mag-Well's patented MFC technology and trade secrets. Additionally, he has redesigned the production process of the MFC to improve the product line's gross margin and is responsible for Mag-Well's patent. Previously, Mr. Corney was successful in patenting an earlier magnetic fluid conditioner technology, as well. (See "Management").

Our Objective

Our objective is to improve the efficiency of fluid transfer in all major industries through magnetic fluid conditioning technologies. To achieve this objective, we designate as our priorities for the next twelve (12) months of operations as follows:

  develop and expand our organizational structure;

  upgrade facilities and equipment;

  further product research and development;

  increase geographical sales coverage; and

  implement an aggressive marketing campaign.

We believe this offering will provide necessary growth financing and will allow us to capitalize on the potential opportunities available in this industry. We cannot guarantee our current shareholders and potential investors that we will be able to effectuate what we have described above.

Summary of Selected Financial Data

The selected financial data as of December 31, 1999 and for the years ended December 31, 1999, 1998 and 1997 have been derived from our audited financial statements, including the related notes, included elsewhere in this prospectus. This financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and notes appearing elsewhere in this prospectus.

Year Ended December 31
	1999	1998	1997
Statement of operations data:
Total revenue.	$ 330,749	$ 206,326	$ 923,742
Cost of goods sold & loss on inventory impairment....	$ 161,720	$ 150,958	$ 514,596
General and administrative expenses	$ 230,052	$ 314,210	$ 633,059
Other expenses..	$ (33,439)	$ (39,826)	$ (178,824)
Income (loss) before extraordinary gain...	$ (94,462)	$ (298,668)	$ (402,737)
Extraordinary gain...	$ 18,448	$ 0	$ 518,225
Net income (loss)..	$ (76,014)	$ (298,668)	$ 115,488
Net income (loss) per common share (diluted).	$ (0.01)	$ (0.02)	$ 1.15
Weighted average shares outstanding...	12,264,000	12,000,000(1)	12,000,000(1)

December 31, 1999
Balance sheet data:
Working capital (deficit)...	$ (71,600)
Total assets	$ 476,123
Total current debt..	$ 479,198
Total long-term debt.	$ 0
Total stockholders' equity (deficit)...	$ (3,075)

(1) As adjusted to give effect to 120 to 1 forward stock split in 1999.

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RISK FACTORS

An investment in shares of our common stock involves a high degree of risk and is suitable only if you have substantial financial means, and have no need for initial liquidity in your investments. You should carefully consider, among other factors, the risks described below. Such risk factors are not meant to be an exhaustive listing of all potential risks associated with your investment into our company.

We Have A History of Operating Losses and Our Projected Losses Raise Substantial Doubt About Our Ability to Continue Operations

Unless we generate sufficient revenues or obtain financing through this offering or another means, our operations raise substantial doubt about our ability to continue as a going concern. We have had a history of losses since inception. For the years ended December 31, 1999 and 1998, we had revenues of $330,749 and $206,326, respectively, with a net loss of $76,014 and $298,668, respectively. For the fiscal year ended December 31, 1997, we had revenues of $923,742 with a net income of $115,488. We may experience operating losses in future periods. We expect to incur up-front operating costs to expand our marketing efforts, which may result in further losses. We will not be profitable until we establish a broader customer base for our services and derive substantial revenues from our sale of magnetic fluid conditioners.

Dependence on Oil and Gas Industry

Our business is substantially dependent upon the condition of the:

  oil and gas industry, and

  worldwide levels of exploration, development and production activity of oil and gas wells being drilled.

Exploration, development and production activity is largely dependent on the prevailing view of future oil and natural gas prices, which have been characterized by significant volatility over the last 20 years. Oil and natural gas prices are influenced by numerous factors affecting the supply and demand for oil and gas, including:

  the level of drilling activity,

  worldwide economic activity,

  interest rates and the cost of capital,

  environmental regulation,

  tax policies,

  political requirements of national governments,

  coordination by the Organization of Petroleum Exporting Countries ("OPEC") and

  the cost of producing oil and gas.

Demand for our products in certain emerging market countries may depend somewhat less on the prevailing view of future oil and natural gas prices because such countries may generally place greater emphasis on their need for internal development, energy self-sufficiency or hard currency earnings. Price changes cause numerous shifts in the strategies, expenditure levels and patterns of oil and gas companies and drilling contractors. Due to this shift, the decisions to purchase major capital equipment of the type manufactured by our company may be adversely affected. In effect, a drop in demand for our products would likely be a result of a significant reduction in oil and natural gas prices. No assurance can be given as to the future price levels of oil and gas, or that the future prices will be sufficient to support the level of exploration and production-related activities necessary for our company to grow and maintain its business.

Potential Product Liability, Operating Hazards and Warranty Claims

Some of our products are used in potentially hazardous drilling, completion and production applications that can cause:

  personal injury or loss of life,

  damage to property, equipment or the environment and

  suspension of operations.

In addition, claims for loss of oil and gas production and damages to formations can occur. The liability for equipment being used in the well is associated with the operating company and not the product manufacturer. Our product liability is limited to general liability insurance. We cannot give any assurance that we will be able to obtain and maintain any insurance coverage, if required, at levels we deem adequate and at rates we consider reasonable. We may, in the future, be named as a defendant in product liability or other lawsuits asserting potentially large claims due to litigation arising from a major accident or occurrence at a location where our equipment is used. We can give no assurance with respect to the outcome of these or any other legal and administrative proceedings or the effect such outcomes may have on us.

Manufacturing and Service Risks and Insurance

Our operations are subject to the usual hazards inherent in manufacturing products and providing services for the oil and gas industry. These hazards can cause:

  personal injury and loss of life,

  business interruptions,

  property and equipment damage and

  pollution or environmental damage.

We can give no assurance that our current insurance coverage will be adequate in all circumstances or against all hazards or risks, or that we will be able to obtain or maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

Proprietary Technology

On January 12, 1993, the U.S. Patent and Trademark Office assigned patent #5,178,757 on our magnetic fluid conditioner. We are currently planning for additional patents to fully protect our tool, and we are protecting new proprietary technology as trade secrets until appropriate measure can be taken for protection. Our success and ability to compete depends on:

  the protection of our patent,

  potential trademarks,

  trade names,

  service marks and

  other proprietary rights.

We rely on trade secret and copyright laws to protect the intellectual property that we plan to develop. We can give no assurances that these laws:

  will provide sufficient protection,

  will limit others from developing products and services that are similar or superior to those of our magnetic fluid conditioner technology, or will prevent third parties from copying or obtaining and using proprietary information without our authorization.

Additionally, we plan to rely on certain property licensed from third parties for use in general operations. We can give no assurance that these third party licenses will be available or will continue to be available on acceptable terms or at all. Our inability to enter into and maintain any of these licenses could have a material adverse effect on us.

Policing unauthorized use of proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. We face the risk of third parties bringing claims that certain of our processes or features relevant to our magnetic fluid conditioner violates a patent, copyright or trademark specific to their party. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert our management's attention or require us to enter into costly royalty or licensing arrangements to prevent us from using important technologies or methods, any of which could have a material adverse effect on our business, financial condition or operating results.

In the future, we may also need to file lawsuits to enforce our intellectual and technological property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, results of operations and financial condition. (See "Our Business - Mag-Well Patent and Product Description").

No Assurance of Profitability

Accordingly, our current business plans and prospects should not be evaluated on the basis of our operating history. You must consider our business plans and prospects in light of the risks we encounter which include, but are not limited to:

  our inability to maintain and increase the quality of our products and services;

  the lack of acceptance by the market of the viability of magnetic fluid conditioner technology;

  our failure to continue to develop and extend our brand name;

  our inability to attract or retain customers;

  our failure to anticipate and adapt to a developing market;

  the ability to upgrade and develop systems and infrastructure and attract personnel in a timely and effective manner;

  our inability to effectively manage expanding operations;

  the failure of our production and distribution systems to efficiently handle growth;

  the amount and timing of operating costs and capital expenditures relating to expansion of our business operations and infrastructure;

  our dependence on the oil and gas industry and the economic conditions specific within the industry;

  the introduction and development of different or more extensive paraffin and scale solutions;

  governmental regulation; and

  general economic conditions.

To address these risks, we must, among other things:

  establish, maintain and increase our client base and rates of growth;

  implement and successfully execute our business and marketing strategies;

  continue to develop and upgrade our technology, production and distribution systems;

  provide superior customer service;

  respond to competitive developments; and

  attract, retain and motivate qualified personnel.

We cannot guarantee our success in addressing these risks, and any failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Need for Additional Capital

We anticipate that the proceeds from the sale of all of the common shares being sold in this offering will be sufficient to provide for our capital needs for the next thirty-six (36) to sixty (60) months. If less than all of the common shares are sold or if the capital needs are greater than expected, we will be required to seek other sources of financing. We cannot guarantee that we will sell any of the common shares offered, or that other financing will be available. The above outlined capital problems could significantly affect the value of any common shares that are sold to you and could result in the loss of your entire investment. We believe that this need for additional funds will be derived somewhat from internal revenues and earnings. However, the vast majority of funds will be received from this and possibly future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

Growth Strategy Implementation; Ability to Manage Growth

Our growth strategy may place a strain on our management, financial and other resources. To manage growth effectively, we must:

  maintain a high level of quality for our products and services,

  continue to enhance our operational, financial and management capabilities and locate, hire, train and retain experienced and dedicated operating personnel.

We cannot guarantee that we will be able to effectively manage these and other factors necessary to permit us achieving our expansion objectives, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations or cash flows. (See "Our Business - Business Growth Strategy").

Competition

Our revenues and earnings are affected by:

  a highly competitive paraffin and scale deposit treatment solutions industry,

  the introduction of new and improved products by competitors,

  increases in the supply of, or improvements in the deliverability of, competing products and significant price competition.

Many of our current and potential competitors have longer operating histories, are substantially larger and have greater financial, manufacturing, marketing, technical and other resources. They may also have greater name recognition and a larger installed base of products and services. Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would have a material adverse effect on our business, financial condition and operating results. (See "Our Business - Competition").

Risks of International Sales

International sales may be subject to risks of:

  instability of certain foreign economies,

  currency fluctuations,

  risks of expropriation and

  changes in law affecting international trade and investment.

We expect to mitigate certain financial risks in sales to international markets by requiring, where commercially feasible, cash advances, irrevocable letters of credit denominated in U.S. dollars and confirmed by a United States money center bank or foreign equivalent or similar credit support arrangements.

Technological Risk; Uncertain Adoption of MFC Technology

While magnetic field technology is currently on the cutting-edge of applied physics, it is possible that new, alternate technology could be discovered which would make MFC's obsolete. In addition, magnetic field technology is not completely understood by many engineers and scientists in the global market, and there may be a longer learning curve than is currently projected before sales increase to the levels profitable for our company. This is apparent in the oil patch, where there is a great deal of skepticism among executives over any new technology, and many established relationships between vendors and field-employees-managers in very large companies do not yield to scientific and impersonal new solutions. If the adoption of MFC technology takes longer than anticipated, results of business operations may be adversely affected.

Potential Acquisitions

In the normal course of business, we plan to evaluate potential acquisitions of businesses, products and technologies that could complement or expand our business. In the event we were to identify an appropriate acquisition candidate, there can be no assurance that we would be able to:

  successfully negotiate the terms of any such acquisition,

  finance such acquisition and

  integrate such acquired business, products or technologies into our business and operations.

Furthermore, the integration of an acquired business could cause a diversion of our management time and resources. There can be no assurance that a given acquisition, when consummated, would not materially adversely affect our business, financial condition and results of operations. (See "Our Business - Business Growth Strategy").

Dependence upon Management and Key Personnel

We are largely dependent upon the personal efforts and abilities of our existing management. Our success will also be largely dependent upon our ability to continue to attract quality management and employees to help with our growth. In addition, our business is dependent on the highly skilled, and often highly specialized, technical, marketing, sales and managerial personnel we need to employ and retain. The competition for such personnel is intense, and the loss of any of such persons, as well as the failure to recruit additional key technical and sales personnel in a timely manner, would have a material adverse effect on our business and operating results. There can be no assurance that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business. (See "Management").

Governmental and Environmental Regulations

The manufacture of oilfield equipment is subject to a broad range of federal, state and local environmental laws and regulations, both in the United States and in foreign jurisdictions, including those governing:

  discharges into the air and water,

  the handling and disposal of solid and hazardous wastes,

  the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of employees.

As is the case with most industrial manufacturers, we could incur significant costs related to environmental compliance. These costs most likely would be incurred over a number of years; however, no assurance can be given that future regulatory action regarding soil or groundwater at our facilities, as well as continued compliance with environmental requirements, will not require us to incur significant costs that may have a material adverse effect on our financial condition and results of operations.

Regarding the release of a hazardous substance into the environment, the Comprehensive Environmental Response, Compensation and Liability Act ("CERLA") imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site.

Persons who are or were responsible for releases of hazardous substances under CERLA may be subject to the following:

  joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment;

  damages to natural resources;

  neighboring landowners filing claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment; and

  other third parties filing claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

In addition, we are indirectly affected by environmental regulations that pertain to our customers. Increasingly stringent environmental regulation of the oil and gas industry has led to higher drilling costs and a more difficult and lengthy well permitting process.

Many aspects of our operations are affected by political developments and are subject to both domestic and foreign governmental regulation, including regulations relating to:

  oilfield operations,

  worker safety and

  the protection of the environment.

The technical requirements of these laws and regulations, particularly those related to the environment, are becoming increasingly expensive, complex and stringent. In addition, we depend on the demand for our services from the oil and gas industry and, therefore, are affected by changing taxes, price controls and other laws and regulations that curtail exploration for, or production of, oil and gas for economic or other policy reasons. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Health and Safety Matters

Our facilities and operations are also governed by laws and regulations, including the federal Occupational Safety and Health Act ("OSHA"), relating to worker health and workplace safety. Failure to comply with the requirements of the standards may result in administrative, civil and criminal penalties. We believe that we have taken the appropriate precautions to protect employees and others from harmful exposure to materials handled and managed at our facilities and that we operate in substantial compliance with all OSHA regulations. While it is not anticipated that we will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, we are unable to predict the ultimate cost of compliance with these changing regulations.

Lack of Cash Dividends

We have not paid any cash dividends on our common shares to date, and there can be no guarantee that we will be able to pay a cash dividend in the foreseeable future. We will be involved in further research and development, thus earnings realized, if any, will be retained to finance our growth and further expand our proposed business strategy for the near to medium range future. Any future dividends, of which there can be no guarantee, will be directly dependent upon our earnings, financial requirements and other factors that are not determined. (See "Capitalization").

Control by Existing Management

Currently, officers and directors as a group directly own approximately 8,738,000 shares of common stock or 70.97% of the approximately 12,313,000 shares of common stock outstanding. Assuming all 5,000,000 shares of this offering are sold, the officers and directors will still directly own approximately 50.47% of the issued and outstanding common stock - giving you, as investors, a limited say in our direction and management. (See "Principal Shareholders" and "Description of Securities").

Lack of an Underwriter

The common shares are being offered by our officers and directors. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any common shares. In addition, our officers and directors collectively have limited experience in the offer and sale of securities. Consequently, there is no guarantee that we are capable of selling all, or any, of the common shares.

Arbitrary Offering Price

The offering price of the common shares has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth. In determining the offering price, we considered such factors as the prospects, if any, for similar companies, the previous experience of our management team, our anticipated results of operations, our present financial resources and the likelihood of acceptance of this offering.

Dilution

"Dilution" represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. "Net book value" is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of our issued and outstanding stock. Our net book value on December 31, 1999 was a deficit of $3,075 or $(0.00025) per share. Assuming all shares offered are sold, and in effect we receive the maximum estimated proceeds of this offering from shareholders, our net book value will be approximately $4,425,535 or $0.256 per share. Therefore, as an investor, you will suffer an immediate and substantial dilution of approximately $0.744 per share while the present stockholders of the company will receive an increase of $0.256 per share in the net tangible book value of the shares that they hold. This will result in an 74.40% dilution for purchasers of stock in this offering. (See "Dilution").

Proceeds Applied to General Corporate Purposes - Management Discretion

Although a portion of the net proceeds of this offering is intended for specific uses, the balance will be available for:

  working capital,

  fees associated with our future capitalization strategy and general corporate purposes.

Therefore, the application of the net proceeds of this offering is substantially within the discretion of our management. You will be relying on our management and business judgment based only upon limited information about our specific intentions. Achieving our financial and strategic objectives cannot be guaranteed with the application of the net proceeds of this offering.

No Market for Our Common Stock

Before this offering, there has been no public trading market for our common stock. We seek to have our shares of common stock to trade in the over-the-counter market on the National Association of Securities Dealers' Over-the-Counter Bulletin Board®, an inter-dealer automated quotation system for equity securities not included in the Nasdaq Small Cap Market or National Market. If we are unable to include our shares of common stock for quotation on the Bulletin Board we expect our shares to trade in the NQB "Pink Sheets®" published by the National Quotation Bureau Incorporated. Although the Bulletin Board has recently begun to receive greater recognition from the brokerage community, the trading volume of securities quoted on the Bulletin Board is normally significantly less than that of securities traded in the Nasdaq Small Cap and National Markets. Trading volume in the Pink Sheets also is significantly less than on the Bulletin Board.

You may have more difficulty selling or obtaining quotations of the price of our securities than if our stock were listed on the NASDAQ or a national securities exchange, particularly if our shares are traded in the Pink Sheets. If our common stock is not listed on the NASDAQ or a national securities exchange (of which we cannot guarantee), our common stock may not be easily traded, not only in the number of shares which could be bought and sold, but also through delays in the timing of transactions, reduction in securities analysts and the news media's coverage of us, if any, and lower prices for our shares of common stock than might otherwise be obtained.

Additionally, since we are not using an underwriter to sell the shares in this offering, we cannot guarantee that any broker/dealer will make a market in our common stock. Making a market means maintaining buy and sell quotations and being able to fulfill transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends on the existence of willing buyers and sellers, which we do not control. We cannot guarantee that a regular trading market for our common stock will develop after this offering or that, if developed, it will be sustained. Therefore, you should have a long-term investment intent and should recognize that it may be difficult to sell your shares, even though they are not restricted securities.

Our Common Stock May Become Subject to the Penny Stock Regulations

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock regulations adopted by the SEC. A penny stock generally is any equity security with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such security is provided by the exchange or system). In addition, a security will be exempt from the penny stock regulations if the issuer of such security has (i) net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000 if the issuer has been in continuous operation for less than three years; or (ii) average revenue of at least $6,000,000 for the last three years. The penny stock regulations require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the regulations, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock regulations generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock regulations. If our common stock becomes subject to the penny stock regulations, you may find it more difficult to sell your securities.

Possible Future Issuance of Common Stock

We are authorized to issue up to 20,000,000 shares of common stock. Presently, there are approximately 12,313,000 shares of common stock issued and outstanding. Assuming the full subscription of all of the shares offered, there would be approximately 17,313,000 shares outstanding. Additional issuances of common stock may be required to:

  raise capital,

  acquire stock or assets of other companies,

  compensate employees or

  undertake other activities without stockholder approval.

These additional issuances will increase outstanding shares and further dilute your interests. Since our common stock is currently subject to the existing rules on penny stocks, our market liquidity can be severely adversely affected.

USE OF PROCEEDS

The gross and net proceeds which we will receive from the sale of the common stock cannot be fully determined. The following table shows the use of proceeds in three (3) different situations depending on the success of our offering. In each case, we assume our offering expenses will be approximately $ 71,390.

GROSS OFFERING:	MAXIMUM $5,000,000 Approximate Dollar amount	Percentage	MID-RANGE $2,500,000 Approximate Dollar amount	Percentage	MINIMAL $500,000 Approximate Dollar amount	Percentage
Application of Proceeds
Marketing and sales	$ 1,000,000	20.00%	$ 500,000	20.00%	$ 100,000	30.00%

Research and development	500,000	10.00%	200,000	8.00%	0	0%

Manufacturing upgrades	600,000	12.00%	300,000	12.00%	0	0%

Office expansion	100,000	2.00%	50,000	2.00%	0	0%

Offering expenses	71,390	1.43%	71,390	2.86%	71,390	14.28%

Salaries	500,000	10.00%	350,000	14.00%	0	0%

Remunerations and commissions	500,000	10.00%	250,000	10.00%	50,000	10.00%

Debt Reduction	250,000	5.00%	100,000	4.00%	0	0%

Working capital, primarily general & administrative expenses	1,478,610	29.57%	678,610	27.14%	228,610	45.72%
Total Proceeds	$ 5,000,000	100.00%	$ 2,500,000	100.0%	$ 500,000	100.0%

Net proceeds, after deducting offering expenses and commissions	$ 4,428,610	88.57%	$ 2,178,610	87.14%	$ 378,610	75.72%

Our allocation of net proceeds represents our best estimate based upon present plans. We may reallocate some of the proceeds if our plans change. We have broad discretion as to the application of a significant portion of the net proceeds without having to seek the approval of the investors in this offering. Future events may cause us to reallocate our resources, including cash, for uses not presently contemplated by us.

Selling commissions of up to $500,000 and expense allowances of up to $ 71,390 may be deducted from the proceeds and a reallocation would occur if any broker/dealers participate in the offering. We believe that the net proceeds from this offering and revenues generated by planned operations will satisfy our working capital needs for the next thirty-six (36) to sixty (60) months. However, Mag- Well may require additional financing to expand its business.

We will require additional financing for any acquisitions and do not know the means or terms of financing any acquisition or whether such financing would be available on acceptable terms. We have no commitments or understandings for any acquisitions.

If we receive minimal proceeds from this offering, we anticipate using $100,000 of such investment for marketing and sales and the balance for general working capital. Mag-Well can't predict the amount or potential source of other funds and has no current other commitments to obtain such funds. We can't be assured of obtaining additional financing on acceptable terms when needed.

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DIVIDEND POLICY

We have not paid any cash dividends to date, and we do not anticipate paying any cash dividends on our common stock in the near future. We intend to retain earnings:

  to finance the expansion of our business,

  for additional and continued research and development and

  for other general corporate purposes.

Any payment of future dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our:

  earnings,

  financial condition,

  capital requirements,

  level of indebtedness and

  contractual restrictions with respect to the payment of dividends.

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PLAN OF DISTRIBUTION

We are offering up to 5,000,000 shares of common stock at an offering price of $1.00 per share. We are issuing these shares according to the federal registration provisions required by the SEC and the Securities Act of 1933. Our plan of distribution will be two-tiered:

  We may sell this offering through licensed, Series 63, personnel who will be licensed with us as "Agents of the Issuer;" and/or

  We will sell this offering on a "best efforts" basis through our directors and executive officers, none of whom will receive any commissions or other form of remuneration based on the sale of the shares.

Consequently, there can be no assurance that any of the shares will be sold. We must sell at least 500,000 shares before we are able to utilize the net proceeds we receive from your subscription.

All proceeds from the sale of securities in this offering will be held in escrow until either:

  the minimum offering is reached; or

  the date three hundred sixty-five (365) days from the date of effectiveness of this offering is reached and the minimum offering is not sold.

If any of the above conditions are not met, all of the investor funds shall be returned to you in accordance with your subscription amount. Also, we face the risk that we will receive gross proceeds from this offering significantly less than the maximum amount of $5,000,000. In the event that less than all 5,000,000 shares are purchased, our opportunities would be severely diminished.

How to Subscribe

You can purchase common stock by completing and manually executing a "Subscription Agreement" (attached as Exhibit 99a) and delivering it, together with your payment in full price for the shares subscribed for, to our escrow agent, Chase Bank of Texas, located in 600 Travis Street, Suite #1150, Houston, TX 77002. Your failure to pay the full subscription price will entitle us to disregard your subscription. Your subscription is not binding and will not be effective unless and until accepted by us. Within five (5) business days after receipt of your subscription, it is at our discretion to either accept or reject your subscription. Any subscriptions not accepted by us within this five (5) day period will be deemed rejected. Once we accept a subscription, it cannot be withdrawn by you. All subscription amounts must be paid in United States currency by check, bank draft or cashiers check payable to "Chase Bank of Texas c/o Escrow Agent: Mag-Well, Inc."

Conditions of the Offering

Our offering will expire at 5:00 p.m. Eastern Time, on the date three hundred sixty-five (365) days from the date of effectiveness of this offering (the "expiration date"), unless we extend such date. We may extend the expiration date without notice to you for up to three (3) consecutive 90-day periods. In addition, we may terminate the offering at any time during its pendency for any reason whatsoever.

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TERMS OF THE OFFERING

General

We are offering 5,000,000 shares of common stock in exchange for cash at a price of $1.00 per share. The purchase price of $1.00 per share shall be paid in full upon execution and delivery of the "Subscription Agreement" attached in this prospectus as Exhibit 99a. Your subscriptions are subject to acceptance by our Board of Directors, and we reserve the absolute and unqualified right to reject or reduce any subscription for any reason prior to acceptance. Once we accept a subscription, it may not be withdrawn for any reason. Furthermore, we reserve the unqualified right to terminate this offering at any time during its pendency for any reason whatsoever.

Securities Authorized.	We are authorized to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock.
Securities Offered.

We are offering up to 5,000,000 shares of the common stock at a price of $1.00 per share. The minimum amount of shares required to be sold is 500,000 shares of common stock or $500,000. There is no minimum purchase requirement.

Common Stock Outstanding.

Before the commencement of this offering, there are approximately 12,313,000 shares of common stock outstanding. If the maximum amount of shares of common stock are subscribed for, there will be approximately 17,313,000 shares outstanding. (See "Plan of Distribution" and "Principal Shareholders").

Risks.

Your purchase of the common stock of this offering involves a high degree of risk. The shares are for investment purposes only and currently no market for the shares exists. (See "Risk Factors" and "Dilution").

Use of Proceeds.

We estimate the net proceeds from a fully subscribed offering will be approximately $4,428,610 after deducting legal, printing, commissions and other expenses. We estimate the costs to be approximately $571,390. We intend to use the net proceeds to finance current operations, for the expansion of our business, and to help finance future operations and capitalization strategy to include a possible follow-on public offering. We expect that the proceeds will be sufficient to fund our operations for the next thirty-six (36) to sixty (60) months.

Determination of the Offering Price

There has been no established public market for the shares of our common stock and we can give no assurance that an established market for such stock will develop. However, there have been occasional transactions in the common stock as a result of private negotiations. We have arbitrarily determined the offering price and this price is not a reflection of our book value, net worth or any other recognized criteria of value. In determining the offering price we considered:

    past isolated transactions in the common stock,

    our growth and future prospects and

    general market conditions for the sale of such securities.

If a market should develop for our securities, there is the risk that the post-offering market price will be lower than our offering price.

CAPITALIZATION

Our capitalization is set forth, as of December 31, 1999, in the following table and is adjusted to reflect the sale of the shares being offered. (See "Part F/S: Mag-Well, Inc., Financial Statements").

		Pro-Forma 1&2	Pro-Forma 1&3
	Actual 1	Minimum Offering	Full Offering

Short-Term Debt	$ 479,198	$ 479,198	$ 479,198

Long-Term Debt	$ 0	$ 0	$ 0
(Excluding short-term portion)

Total Debt	$ 479,198	$ 479,198	$ 479,198

Stockholders' Equity

Common Stock: $0.001
Par value, 20,000,000 shares authorized; 12,313,000 shares issued and outstanding	$ 12,313	$ 12,813	$ 17,313

Excess Paid-In-Capital[4]	$ 2,443,335	$ 2,685,195	$ 6,730,695

Deferred Offering Costs	$ (136,250)	$ 0	$ 0

Accumulated Deficit	$ (2,322,473)	$ (2,322,473)	$ (2,322,473)

Total Stockholders' Equity	$ (3,073)	$ 375,535	$ 4,425,535

Total Capitalization	$ 476,125	$ 854,733	$ 4,904,733

NOTES TO CAPITALIZATION:

  See "Part F/S: Mag-Well, Inc., Financial Statements."

  The pro-forma minimum offering estimates assumes the minimum subscription of 500,000 shares of common stock being sold.

  The pro-forma full offering estimates assumes the full subscription of the entire 5,000,000 shares of common stock being sold.

  These minimum and maximum figures are estimated accounting for commissions and offering expenses which total $121,390 and $571,390, respectively.

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DILUTION

"Dilution" represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. "Net book value" is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of our issued and outstanding stock. Our net book value on December 31, 1999 was a deficit of $3,075 or $(0.00025) per share. Assuming all shares offered are sold, and in effect we receive the maximum estimated proceeds of this offering from shareholders, our net book value will be approximately $4,425,535 or $0.256 per share. Therefore, as an investor, you will suffer an immediate and substantial dilution of approximately $0.744 per share while the present stockholders of the company will receive an increase of $0.256 per share in the net tangible book value of the shares that they hold. This will result in an 74.40% dilution for purchasers of stock in this offering.

In the event that the minimum offering is achieved (the sale of 500,000 shares), our net book value will be approximately $375,535 or $0.029 per share. Therefore, as an investor, you will suffer an immediate and substantial dilution of approximately $0.971 per share while the present stockholders of the company will receive an increase of $0.029 per share in the net tangible book value of the shares they hold. This will result in an 97.10% dilution for purchasers of stock in this offering.

The following table illustrates the dilution to the purchaser of the common stock in this offering:

	Minimum Offering1&2	Full Offering1&2

Book Value Per Share Before The Offering	$(0.00025)	$(0.00025)

Book Value Per Share After The Offering	$0.029	$0.256

Net Increase To Original Shareholders	$0.0292	$0.2559

Decrease In Investment To New Shareholders	$0.971	$0.744

Dilution To New Shareholders (%)	97.10%	74.40

NOTES TO DILUTION:

  Dilution figures were estimated using audited financial statements for Mag-Well, Inc., dated December 31, 1999.

  The minimum and full offering dilution figures are estimated accounting for commissions and offering expenses which total $121,390 and $571,390, respectively.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

General

We are focused on developing magnetic fluid treatment products. Founded in 1988 to develop and market cost-effective proprietary and patented magnetic fluid conditioners ("MFC"), we serve the following markets:

  oil exploration and production companies,

  water treatment and water transmission companies, and

  treatment for industrial facilities.

Our business to-date is directly tied to the oil and gas industry. We chose the oil and gas industry to build-up the effectiveness and viability of our product. Therefore, we are heavily invested with one product in one industry. The past uncertainties of the industry have directly affected our business and could affect future expansion plans until such time that we can substantially diversify into the industrial water and diesel fuel industries. However, it should be noted that we have been able to weather the storm of industry trends, and believe that with diversification the downward trends in such industries as the oil industry will not have such a drastic effect on company sales.

Our internal sources of liquidity are the sale of tools. During the fiscal year, December 2000, there were no firm material commitments that existed for capital expenditures. Subsequently, in February 2000 we entered into a licensing agreement with Petroleum Metallurgic Corporation ("PEMECO") of Venezuela which we expect to have a positive material impact to our net sales and revenues. (See "Subsequent Events"). However, there are no new uncertainties, trends or events that are expected to have a material impact on net sales or revenues or continuing operations of the company. We expect that the general market trends of the price of oil will continue to have an affect on product sales. We sell product in third world countries and from time to time the ability to sell in these countries is hampered by political unrest and general instability. We do not experience seasonal trends of sales for MFC tools other than the normal holiday slowdowns that affect most businesses. There are no new financial changes in the future that we are aware of from day-to-day operations.

With the help of funds raised in 1994, we have accomplished early "developmental" and marketing phases focused on domestic and international markets. We are now ready to expand and fully commercialize the MFC applications across several industries.

Plan of Operation

Our post-offering plan of operation for the next twelve (12) months is to expand sales and marketing into all facets of the oil and gas industry, the industrial water treatment industry and the diesel fuel industry. The degree of expansion will depend on the success of the offering. We believe that the cash proceeds from this offering together with forecasted revenue to be generated by expanding sales and marketing should satisfy our cash requirements for the next three (3) to five (5) years. It is our belief that we have achieved market credibility with most major oil companies in the world because of the viability of the MFC. With adequate funding, we will be able to capitalize and expand our business in the countries where we have already successfully introduced our tool.

We believe that by immediately hiring and expanding our agent base worldwide, it will create multiple tool orders from existing successful applications. Current international quotes for tool installations range from $1,500,000 to $2,000,000. By employing high-quality, salaried sales personnel (i.e. agents) worldwide, these existing quotes can be turned into real purchase orders and immediately generate revenue.

Although all the tools sold to-date are protected under our existing patent, we intend to file at least two more patents immediately. These patents will be variations of our existing tools but for use in other industries. Part of the monies raised will be allocated towards this process. Product integrity and viability has been proven in field applications worldwide with most major oil companies and, thus, we expect minimal research and development in the oil industry. However, we anticipate substantial research and development both internally and through contracting with Southwest Research Labs in the diesel fuel industry which is evidenced in the proposal which has been supplied by Southwest Research Labs. With regards to the industrial water treatment industry, there will be minimal research and development because most applications in that industry are similar to oil industry applications and use the same patented technology.

We have an existing plant in Edinburg, Texas, which manufactures all of the MFC product in house. We estimate minimal upgrades in the existing plant will be necessary. We think that the existing plant can produce sufficient tools for the next two and a half years without major upgrades or purchases, and do not have plans for relocating, moving or a major expansion.

With regard to employees, we anticipate increases in the number of employees in our manufacturing plant as well as in our sales force. In the past, sales personnel were on a straight commission basis. We believe that it will be necessary to hire qualified oil field and industrial sales personnel on a salaried basis with commission to allow for specific focus on Mag-Well products and to substantially increase the efficiency of marketing our tools.

Results of Operations

Year ended December 31, 1999 compared to year ended December 31, 1998

Total revenue increased $124,423 or 60% for the year ended December 31, 1999 compared to the year ended December 31, 1998. The increase was primarily the result of an increase in orders with the upturn in the oil and gas industry in the latter part of 1999. The Company's revenues are closely tied to activity levels in the oil and gas exploration and production industry.

Cost of goods sold was about 52% of tool sales in 1999 compared to 84% in 1998. Cost of goods sold in 1998 included a $53,000 impairment in the value of inventory. The impairment that was recorded in 1998 was necessary to reduce the carrying value of certain types of tools that had limited sales activity to their estimated market values. No such impairment was required in 1999. Before the impairment charge in 1998, cost of goods sold was 54% of total sales, which is comparable to the percentage in 1999.

General and administrative expenses decreased by $84,158, or 27% in 1999 compared to 1998. This reduction was a continuation of management's effort to reduce variable overhead costs that began in 1998 in response to a significant reduction in sales volume that began in 1998. As described above, sales volume began to recover in 1999, but management's efforts to reduce overhead continued in 1999.

Interest expense declined by $10,976 or 25% primarily due to the conversion of a $52,961 note payable into common stock in 1999 and a reduction in the amortization of discount on notes payable into interest expense in 1999 compared to 1998.

The Company recorded an extraordinary gain on debt extinguishment in 1999 of $18,448 due to the conversion of the debt mentioned above and related accrued interest into common stock with an estimated value that was $18,448 lower than the debt and accrued interest.

The forgoing factors resulted in a net loss in 1999 of $76,014 and a loss before extraordinary gain of $94,462, compared to a net loss in 1998 of $298,668.

Going Concern

We estimate that our continuation as a business is dependent upon obtaining additional long-term debt or equity financing to meet our obligations and provide marketing and operating funds to maintain profitable operations. Most preferably, we are seeking equity financing to meet our business objectives and demands.

With the increase in oil prices in 1999 and the continued rise through 2000, we anticipate an increase in capital spending by oil companies, which in turn may reduce or eliminate our net losses through improved sales to oil and gas industry customers. We are also in the process of attempting to raise capital through a $5,000,000 direct public offering. With this funding, we expect to satisfy our requirements for the next thirty-six (36) to sixty (60) months. We are going to allocate these funds to:

  the implementation of continued research and development for the enhancement of our products and services;

  the acceleration of our sales and marketing efforts in both the domestic and international markets; and

  the required upgrades at its manufacturing plant located in Edinburg, Texas.

We have committed to reducing our expenses and are attempting to settle and obtain extended terms on our existing debt requirements.

We anticipate the need to hire additional employees. We estimate that by the close of the last quarter of 2000, we will grow from three (3) to as many as ten (10) full-time employees. This estimate is exclusive of part-time employees, independent contractors, and/or consultants who may be retained as the need arises.

We anticipate additional asset and equipment purchases in order to expand capabilities and facilitate operations. These purchases include additional computer resources such as programming and development of proprietary software, and additional hardware.

Subsequent Events

Since the fiscal year of December 31, 1999, ended, we have experienced subsequent events that we deem to be material to the operations of Mag-Well. Following is a list of those events:

  On February 14, 2000, our Executive Vice President of International Sales and Marketing, Mr. N. Mark Varel, resigned his position with the company in order to pursue other business ventures. Mr. Varel had retained the shares afforded to him upon his employment with us on July 1, 1994. Given effect to a 120-to-1 stock split in February 1999, Mr. Varel has since sold his position of 600,000 shares of common stock in a private transaction to individuals desirous of investing in Mag-Well, Inc.

  We will continue to deal directly with existing international representatives, and all agreements between Mr. Varel and the international representatives are cancelled. Currenlty, we are in the process of sending out new agreements to all the international representatives established over the past year. By dealing directly with the representatives, we believe that the resignation of Mr. Varel will allow us to perform more efficiently and cost-effectively. Reduced commission pay-outs will result in an increase in our profit margins.

  We have received verbal assurance from our existing international representatives that they will continue in their current role under the new agreements.

  On March 21, 2000, we entered into a licensing agreement with PEMECO of Venezuela. Under this agreement, we agreed to allow PEMECO to partially manufacture three (3) different types of MFC tools in Venezuela and gave PEMECO the exclusive right to distribute these tools in Mexico and the rest of Latin America. In exchange, PEMECO executed an irrevocable purchase order with Mag-Well to purchase 240 MFC tools over a 12 month period. The first tool due for delivery to PEMECO will be on May 15, 2000. (See "Exhibit 10d: Licensing Agreement with Petroleum Metallurgic Corporation, C.A.").

  Subsequent to this executed agreement, we have since applied to the Export-Import Bank of the United States for approval to guarantee the PEMECO order. The Export-Import Bank of the United States is an organization that helps facilitate international trade commerce by financing U.S. exports. Concurrently, we have also applied to Chase Bank to extend our business line of credit to $1,000,000 USD to be able to handle and meet the increased manufacturing costs of this particular order. We believe that twenty (20) tools per month is an optimal amount for our manufacturing capability, and we estimate that an increase of up to forty (40) tools per month can be handled without major renovation to our manufacturing facility.

Impact of Year 2000

The year 2000 poses certain issues for business and consumer computing, particularly the functionality of software for two-digit storage of dates and special meanings for certain dates such as 9/9/99. The year 2000 is also a leap year, which may also lead to incorrect calculations, functions, or system failure. The problem exists for many kinds of software, including software for mainframes, PCs, and embedded systems. In assessing the effect of the year 2000 problem, our management determined that there existed two general areas that needed to be evaluated: Internal infrastructure and Supplier/third-party relationships. A discussion of the various activities related to assessment and actions resulting from those evaluations is set forth below.

Internal Infrastructure. We are in the process of verifying that all of our personal computers, servers,and software are year 2000 compliant. We are in the process of replacing or upgrading all items that have been found not to be year 2000compliant. We intend to determine if the software vendors of all of our critical applications have represented that their products are year 2000 compliant. The costs related to these efforts are not expected to be material to our business.

Suppliers/Third-Party Relationships. As mentioned above, we will be gathering information from vendor websites and available compliance statements to identify and, to the extent possible, resolve issues involving the Year 2000 problem. We rely on outside vendors for water, electrical and telecommunications services as well as climate control, building access and other infrastructure services. We do not intend to independently evaluate the Year 2000 compliance of the systems utilized to supply these services. We have received no assurance of compliance from the providers of these services. There can be no assurance that these suppliers will resolve any or all Year 2000 problems with these systems before the occurrence of a material disruption to our business. Any failure of these third-parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business.

Contingency Plans. We have not currently developed a formal contingency plan to be implemented as part of our efforts to identify and correct year 2000 problems affecting our internal systems. However, if we deem necessary, we may take the following actions:

  Accelerated replacement of affected equipment or software;

  Short to medium-term use of backup equipment and software;

  Increased work hours for our personnel;

  Other similar approaches.

If we are required to implement any of these contingency plans, such plans could have a material adverse effect on our business. Based on the actions taken to date as discussed above, we are reasonably certain that we have or will identify and resolve all year 2000 problems that could materially adversely affect our business and operations.

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BUSINESS OF THE COMPANY

General

Our main operations serve oil and gas producers. Founded in 1988, we have patented technology and proprietary trade secrets that are used to manufacture a magnetic fluid conditioner ("MFC"). The MFC can be used in place of costly chemicals and mechanical or manual labor to treat various fluid deposition problems. The MFC tool is used for: (i) removing and preventing the build-up of solid-scale and paraffin deposits in oil wells; (ii) treating combustible fuels such as diesel, thereby improving engine efficiency while reducing emissions; (iii) treating industrial water in order to reduce scale build-up frequent in heat exchange processes; and (iv) the treatment of residential hard water to reduce scale build-up that damages the home's plumbing system. To date, we have installed over 1,300 MFC tools worldwide. We have sold the MFC to major companies involved in the oil industry. Additionally, through internal testing done by the company, we redesigned our technology to be economically utilized and applied to improve the efficiency of diesel fuel combustion engines thereby increasing their fuel use efficiency while reducing harmful emissions. These new products are currently in production and are used within the trucking and marine industries, minimally. We have received positive results from preliminary tests conducted on fuel samples submitted to Southwest Research Institute and intend to pursue further testing and EPA documentation of the diesel fuel MFC's performance capability.

Furthermore, we have utilized our technology to manufacture variations of our magnetic fluid conditioner to be applied for the industrial processing market. Our water MFC tool has been applied in commercial air conditioning units and industrial/residential water systems. Our MFC's in general have been documented in anecdotal case studies and technical, research reports which has supported the efficacy and viability of our tools.

Our Present Business Condition

For the year ended December 31, 1997, we had $923,742 in gross revenues per our audited financial statements. Preceding this point in time, it was obvious that we needed to expand and diversify our operations into other markets in order to increase our revenue base. We were gradually improving the MFC tool utilized in oil wells and had been applying our technology to scaled-down magnetic fluid conditioning tools to be utilized in diesel fuel and industrial processing treatments. But an oil and gas industry downturn occurred within the latter half of 1997 which continued on into the 1998 calendar year.

Our operations are directly correlated with the economy of the oil and gas industry. Thus, we were adversely affected financially through our initial focus on the oil and gas industry when this industry experienced an economic downturn. Our business strategy to expand into different markets was not a viable option, because we could not allocate the resources needed for such an expansion. We didn't have the discretionary income available to expand our focus of operations. We believe that by raising capital, this will allow us to "shore" up the focus in the oil and gas industry and diversify our business into the transportation (i.e. trucking and marine) and industrial processing (i.e. heat exchanger) market segments.

Our research and development costs during each of the last two years have been nil, because we have not been able to afford R&D the past two years. With almost a decade's worth of experience marketing and selling our magnetic fuel conditioners, we have amassed credible technical reports and anecdotal case studies which support the efficacy and viability of the magnetic fluid conditioner. We continue to believe that the MFC tool and technology are viable alternatives to costly reactionary treatments encountered in the oil and gas, transportation and industrial processing industries.

Industry Background

We focus our operations in three (3) main industry segments:

  Oil & Gas,

  Transportation, and

  Industrial Processing.

These industry segments have been targeted because they each coincide with our magnetic fluid conditioning technology applications. Our main target market is the oil and gas industry, but we have commenced to expand the application of the MFC technology into industrial processing and transportation, as well. It should be emphasized that our sales into the latter market segments have been minimal to date.

Oil & Gas

According to "Standard & Poor's Industry Surveys," the industry servicing oil and gas producers is estimated to be in excess of $100 billion. This figure is an approximation of the total capital expenditures of oil and gas producers which reflects as revenues for the oil and gas equipment and services industry. Companies servicing this market segment are described as:

  Downhole Completion Equipment Companies,

  Logging/Perforating or Testing Companies,

  Workover Rigs/Service Companies, and

  Fluid/Chemical Companies.

Our tool is designed to service the oil well during the production phase (the extraction of crude oil from the ground) and therefore is classified under the oil and gas equipment and services industry. The market for MFC's is caused by paraffin and scale deposits, which are a re-occurring problem for petroleum refineries and oil well producers around the globe. These paraffin, scale and asphaltene deposits are found on pipes, rods, tubings and pumps. This condition reduces the well's production rate, and eventually, if not chemically, mechanically or manually treated, will completely stop the flow of oil. Remedial action against these deposits reduces the effectiveness of the oil industry each year by way of treatment costs, lost revenues associated with production downtime, well abandonment and contingent liability costs of chemical usage.

The scale and paraffin solutions market is a segment of the oil and gas equipment and services industry that increases in size every year. As wells deplete and reactionary solutions are used to continue production, the wells begin to show paraffin, scale and asphaltene side effects. This extraction process causes the wells to need treatment several times per year and in some cases several times per month.

The scale and paraffin solutions industry has three (3) traditional methods to fight paraffin and scale build-up: chemical injections; slick line cutting (known as scrappers); and hot oil or water treatments. Companies providing chemical injections are usually large petrochemical corporations such as Tret-o-lite or Camco. These companies, through the use of mechanical pumps, inject chemical solvents into the oil well, which slows the formation of paraffin and scale deposits. Slick line companies lower a cutting device into the well to physically remove the build-ups and are usually small, privately owned operations. Companies, known as hot oilers, pump hot oil or water down the well to melt paraffin build-ups. Each of these solutions requires the well to stop production for treatment and translates into lost revenues. Currently, there is no formal reporting available to quantify the percentage attributable to each treatment within the scale and paraffin solutions market.

Two (2) additional treatments gaining market recognition are the use of microbes or micro-organisms and the use of magnetic fields in tools known as magnetic fluid conditioners. Microbes are placed downhole at the oil water contact point. The microbes secrete substances that act as paraffin inhibitors. However, the microbes are living organisms and only work in certain environments. They are unable to work with chemical injection or hot oil treatments. Magnetic fluid conditioning companies use various products known as magnetic fluid conditioners (MFC's), that affect oil production by passing the oil flow through strong magnetic fields. These magnetic fields inhibit the formation of paraffin and scale deposits. However, it is our belief the majority of MFC companies within the industry are currently applying outdated technology, originally intended for water treatment.

The table below shows the current producing well count for the thirteen (13) largest oil producing countries in the world, and conservative estimates of the potential market size for MFC applications in current dollars. Based on our extensive experience in evaluating oil fields for the MFC and through industry participant estimates, a conservative figure of 25% was derived for oil wells having reported paraffin, scale and asphaltene deposits.

Table of the Thirteen Largest Markets Based on Producing Well Count

Country [1]	Producing Wells*	Potential MFC Mkt. Size [2]	Average Unit Price [3]	No. of Tools/Mkt	Mkt. Size in $
USA	563,160	25%	$ 4,000	140,790	$ 563,160,000
CIS (former Soviet Union) [e]	123,970	25%	$ 10,000	30,992	$ 309,920,000
China [e]	72,328	25%	$ 10,000	18,082	$ 180,820,000
Canada	48,258	25%	$ 10,000	12,064	$ 120,640,000
Venezuela [e]	14,694	25%	$ 10,000	3,673	$ 36,730,000
Argentina	13,964	25%	$ 10,000	3,491	$ 34,910,000
Indonesia	8,661	25%	$ 10,000	2,165	$ 21,650,000
Brazil	6,888	25%	$ 10,000	1,722	$ 17,220,000
Mexico	3,507	25%	$ 10,000	876	$ 8,760,000
Peru	4,031	25%	$ 10,000	1,007	$ 10,070,000
Trinidad & Tobago	4,113	25%	$ 10,000	1,028	$ 10,280,000
Colombia	3,038	25%	$ 10,000	759	$ 7,590,000
India	3,930	25%	$ 10,000	982	$ 9,820,000
Total	870,542				$1,331,570,000

* Source: Oil and Gas Journal, December 20, 1999

Note to Table of the Thirteen Largest Markets Based on Producing Well Count:

    (e) - estimate

    Industry estimate of 25% of producing wells affected by paraffin, scale and asphaltene deposits was derived through our network of relationships with oil and gas industry participants, our experience in evaluating oil fields for this product and an excess of over 100 oil producing clients whom we have worked with.

    The average unit price of an MFC tool sold domestically is $4,000 USD while a tool sold internationally is $10,000 USD.

Based on this table, we foresee an estimated oil industry market for our tool which is approximately $1.3 billion but this does not necessarily mean that we will be able to successfully realize the MFC revenue potential.

Diesel Fuel Treatment

Trucking and marine shipping companies utilize their vehicles at high rates and will have substantial savings from the incremental reduction of fuel consumption. The following market data displays the market potential available for the MFC fuel tool:

  According to the U.S. Department of Transportation, there are approximately 6 million trucks in the U.S. alone, to date.

  In 1996, on-highway diesel consumption was approximately 30 billion gallons.

  North American manufacturers have produced in excess of 916,000 diesel engines of all sizes within the past few years. Many of these engines are of great size and are used in every industry from agriculture to construction to manufacturing.

To provide an overall view and frame of reference for the usage of diesel in the United States, a table is provided depicting the increase in use of diesel fuel for the period 1993 to 1998.

Total Estimated Fuel Consumption (Thousand Gasoline-Equivalent Gallons)

Fuel	1993	1994	1995	1996	1997	1998
Diesel	24,296,630	27,293,370	28,555,040	30,101,430	30,776,920	31,758,340

Source: U.S. Energy Information Administration

Other trends in the trucking industry involve the growing demand for equipment which include shorter vehicle replacement cycles, increasing forecast of corporate average fuel economy requirements for cars and trucks, just-in-time business practices that have placed more freight on the road, as well as more regional and local delivery companies purchasing Class 8 vehicles. United States retail sales of Class 8 trucks came to 178,551 in 1997, making it the third highest sales year.

We believe that based on market data and initial anecdotal case studies using tools manufactured by us, we will be able to capitalize in the diesel fuel treatment industry. Initial pricing for our diesel fuel MFC will be $1,000.

Preliminary Testing

We conducted preliminary testing on our diesel fuel MFC tool and subsequently had fuel samples analyzed with Southwest Research Institute. On April 21, 1998, we contracted and requested Southwest Research Institute to conduct tests analyzing fuel samples derived from our initial testing with the diesel fuel MFC. The tests conducted by Southwest Research analyzed for various parameters. Analyses were performed in accordance with test procedures used with no deviations or modifications. These analyses were the same testing procedures as done internally by our research and development team. The analyses pertain only to the samples received by Southwest Research Institute and represent only a sampling of the batch. The Brown Fuel was the before sample without being run through the MFC tool and Yellow Fuel was the after sample that was run through the MFC.

We focused on four (4) areas of the Southwest Research analyses: (a) Kinematic Viscosity, (b) Cold Filter Plugging Point, (c) Cloud Point and (d) Flash Point. We deem these characteristics as essential to the viability and effectiveness of the MFC tool.

Kinematic Viscosity at 40deg C - this test measures the property of resistance to flow in a fluid and the lower viscosity measurement equates to a thinner fluid (measured in centistokes - cSt). Based on the results, the Brown sample measured 2.32 cSt and the Yellow sample measured 2.16 cSt. Thus, the lower measurement states that the MFC thinned the diesel fuel which increases the flow properties of the fluid.

IP309 Cold Filter Plugging Point, deg C - this test measures the point in which the fluid will flow in cold weather. The Brown sample flowed until it reached a temperature of -21deg C while the Yellow sample flowed until it reached a temperature of -27deg C. This result states that after running the diesel fuel through the MFC, the fuel became more viscous and increased the flow of the fluid in colder temperature. The fuel did not stop flowing until it reached -27deg C.

Cloud Point, ASTM D2500, deg C - a test to measure the point at which the diesel fuel starts to solidify. The Brown sample started to solidify at -21deg C while the Yellow fuel started to solidify at -26deg C. By running the diesel fuel through the MFC, it lowered the cloud point of the fluid.

ASTM D 93 Flash Point, deg F - analysis to measure the point where the fluid begins to burn. The Brown sample began to burn at 153deg F while the Yellow sample began to burn at 145deg F. The lower the flash point measurement the better, this means more efficient use of the fuel allowing longer fuel utilization.

Based on the results that we focused on, we deemed the analyses produced positive results, which supports the viability of our diesel fuel MFC application. However, we believe further testing of the tool will increase credibility and emphasize the benefits of our magnetic fluid conditioner. (See "Exhibit - 99b" for the full Southwest Research Institute Petroleum Products Department Test Report).

Industrial Processing

Based on, approximately, the same MFC tool utilized in treating diesel fuel, we have developed a water MFC tool application to prevent deposition when there are large transmissions of water and when there is use of water or other fluids in chemical and other processing industries.

Heat Transfer Market

Heat exchanger fouling has been defined as the initial deposition and subsequent accumulation of unwanted material on an active heat transfer surface. It has been referred to as a universal problem in the design and operation of heat transfer equipment. Fouling impacts the performance of heat transfer equipment in two (2) ways. (1) Due to its low thermal conductivity, the unwanted deposits will increase the resistance to heat transfer and reduce the thermal efficiency of the heat transfer surface. (2) An initial deposition may have minimal impact on both the thermal and hydraulic performance of a heat exchanger. However, when subsequent accumulations are allowed to become excessive the result will be severe fouling with significantly reduced thermal efficiency and reduced cross-sectional areas resulting in an increased pressure drop across the heat exchanger and decreased process fluid throughput.

Today, there are a few under-commercialized, yet fully-developed, technologies that have demonstrated capabilities to eliminate fouling within a diversity of applications. Competitive technologies are costly and require the replacement of existing equipment. Through initial successes utilizing our tool, the water MFC can rectify a wide variety of scaling and depositing issues economically without the replacement of existing equipment.

Based on our estimates, a heat exchanger that costs $160,000 with a ten (10) year life span, may require as many as four (4) cleanings per year at $40,000 per cleaning. The additional maintenance fee could cost the company up to $160,000 a year to keep the heat exchanger functioning. Throughout U.S. industry, the total annual cost of fouling (including installed stand-by equipment, regular and costly maintenance, process downtime and loss of production), has been estimated to exceed $3.5 billion (B. A. Garrett-Price "Fouling of Heat Exchangers").

Economics

Often, the design phase solution to an anticipated severe fouling problem has focused on widely accepted counter-measures that increase the project's capital cost. These include excess surface (20%-500%), redundant installed equipment (100% stand-by for off-line cleaning), chemical cleaning sub-systems and special materials used in construction to handle hazardous cleaning chemicals. These design phase fouling cost components can be (and often are) overshadowed by the real-world operating phase fouling cost components that will persist throughout the service life of the heat transfer equipment.

Benefits of Water MFC

Our water MFC tool is able to retard scale formation in heat exchange processes and produce the following benefits:

  Reduced maintenance costs through less frequent cleaning.

  Minimization or elimination of hazardous cleaning operations and disposal of hazardous cleaning chemicals.

  Capital cost reduction with the elimination of heat transfer equipment over-sizing and/or redundancy.

  Lower energy cost due to reduced pumping power requirements to overcome tube plugging by fouling solids.

Essentially, our tool can be applied to commercial building applications and as such, chemical treatments will no longer be required to reduce calcium and other forms of scale from damaging pipes in large buildings and manufacturing complexes. The expenditure of money spent annually in the chemical treatment of water will also be minimized through the use of our water MFC. Furthermore, chemical treatment or power washing will not be needed for equipment such as water towers, boilers, and evaporators and the replacement of damaged equipment will be reduced.

Another extension for the application of our tool will be to treat hard water for homes. There will be a more efficient design and installation of the residence's plumbing collage, fewer destroyed pipes, less clog filtering and increased life of the water heater.

Alternative Applications of the Water MFC

Further utilization of the water MFC can be applied to desalination plants, nuclear power plants and the food processing industries. Desalination plants which suffer from scale problems due to the large amounts of water processing and heat transfer. Nuclear power plants suffer from similar water processing problems as desalination plants, and have water storage issues that can benefit from MFC treatment. In food processing industries, the MFC tool is marketable due to the restrictions on chemical usage. Other alternative applications include unique forms of process-oriented, biological manufacturing.

Mag-Well Patent and Product Description

The MFC is a magneto hydrodynamic generator specifically designed for the magnetic treatment of precipitating fluids in producing wells. Fluids are directed across extremely powerful, controlled magnetic fields which alters the growth of paraffin crystals and scale, thereby inhibiting the formation of solids in the well and in the surface equipment.

We own a United States patent for our magnetic fluid conditioner which was assigned to us January 12, 1993. Our magnetic fluid conditioner technology is protected under United States Patent No. 5,178,757. Our tool is designed for the magnetic treatment of fluids that have a depositing tendency. Deposits cause blockages to form and subsequently slow or halt fluid movement. The tool works by directing fluids across controlled magnetic fields, which alters the growth of paraffin crystals and scale, thereby inhibiting the formation of solids in the fluids. The following are specific fluid applications for our magnetic fluid conditioner:

  oil well production,

  diesel fuel treatment,

  industrial water and

  other fluids utilized in processing.

Deposit formation in fluids increase energy costs, damage equipment and decrease the amount a system can produce. Our tool is a treatment for:

  removing and preventing the build-up of solid scale and paraffin deposits in oil wells;

  treating combustible fuels such as diesel, which improves engine efficiency while reducing emissions;

  treating industrial water in order to reduce scale build-up (frequent in heat exchange and chemical processes); and

  the treatment of commercial buildings for hard water to reduce scale build-up that damages the plumbing system.

The body and shell of the magnetic fluid conditioner are constructed with 300 series stainless steel. However, titanium is used for highly corrosive environments. Inside the tool are a series of neodymium-iron-boron magnetic circuits creating flux densities in excess of 8000 Gauss. One hundred percent (100%) of the fluids produced pass across the magnetic circuits, which prevent the crystallization of paraffin and scale deposits inside the venturi (a slot passage that all fluids flow through).

Listed below are some of the strengths and weaknesses in regards to the magnetic fluid conditioner:

Strengths

  Our tool requires no electrical or external power.

  Our technology is patented and our trade secrets are difficult to duplicate.

  Our magnetic fluid conditioner offers savings by eliminating treatment costs. In addition, the tool may increase a user's revenues by improving the viscosity, yield point and other flow properties of the well and eliminates production downtimes.

  Our magnetic fluid conditioner improves oil flow in cold weather and topside surface temperature.

  Our magnetic fluid conditioner removes existing scale and inhibits the formation of new deposits in pumps, tubing, heat exchangers, separators and other equipment. In addition, it reduces corrosion by eliminating scale that causes "under-deposit pitting."

  Our product reduces or eliminates most tank high bottoms and the liquid component or base sediment and water (BS & W) emulsion in storage tanks.

  To install the magnetic fluid conditioner, only the rod and pump need to be removed from the well.

  Testing has shown improvements in fuel consumption and emission control. We plan to work with the Southwest Research Institute to give further creditability to this application of the magnetic fluid conditioner. This will allow us to fully commercialize our efforts in the railroad, jet, marine and trucking fuel industries.

Weaknesses

  Paraffin, Scale and Asphaltene problems vary in degree. Severe build-ups require a combination of solutions (i.e. our magnetic fluid conditioner along with chemical treatments). We do not want to convey that our product is a miracle cure and that it cures all problems. However, our product still reduces the well operator's costs by reducing the amount of treatments needed as well as reducing the amount of down time associated with other solutions.

  New technology receives resistance during its initial commercialization. There are pundits who oppose the magnetic fluid conditioner technology. Despite opposition, we have successfully sold 1,300 tools, received positive client feedback and have amassed technical papers and client tests that support the efficacy of the our technology.

  Chemical companies. Major opposition to magnetics are chemical companies. There is a lot of corrosion inhibitors and different types of chemicals that still need to be used, especially in the oil industry. Chemical companies will say that magnetics do not work, but they do not have the technical support to their opposition of magnetics. Chemical companies see magnetism as a threat to their respective businesses.

Technological Proof

We have accrued numerous field case study anecdotes conducted by oil industry leaders, as well as published articles which have recognized our product and magnetic fluid conditioning technology to be a cost-effective and environmentally sound solution to the paraffin and scale deposit dilemma. These case studies and published articles were prepared in response to tools that we sold to client companies (who in turn did their own analysis and supplied us a copy of their analysis). We did not pay any of the client companies to conduct any of these case studies. Those who have experienced and reported on our tool's viability include:

  Halliburton Energy Service (which sells our magnetic fluid conditioner under an informal, verbal distribution agreement);

  British Petroleum's BPXpress Newsletter;

  Shell Oil Company;

  Maraven;

  The Petrobas Research Center;

  Permian Basin Oil & Gas Report

  Offshore

  PetroMin

  The Society of Petroleum Engineers and several others.

Engineering and Product Development

Essential to our success is our ability to:

  enhance our current services,

  develop and introduce new products and services on a timely basis,

  maintain technological competitiveness and

  meet customer requirements.

Our research and development efforts focus primarily on: (i) enhancing the magnetic fluid conditioner and its reliability and (ii) assisting our sales organization and customers with special requirements and products. Our intention is to continue our research, engineering and product development programs to develop proprietary products that are complementary to existing products.

Our Definition of Success

It is important to understand what we call the "Definition of Success," as the MFC is a mechanically installed tool but serves no mechanical function. The function of the tool is to treat, or condition, the fluid. To establish the "Definition of Success," the end-user must first be given reasonable expectation of potential benefits to be gained from the MFC. As a result of the treatment, the response to be witnessed will be one or a combination of the following fluid characteristic(s) changes:

  An increase in percentage of asphaltic or paraffin content in fluid samples taken down stream of the MFC treatment;

  A reduction of cloud point temperature;

  A softening of the post-treated organic deposits when compared to precipitates before treatment;

  A reduction in fluid viscosity;

  A reduction of wax accumulation in well bore tubular, flowlines and associated downhole equipment such as gas lift valves, pumps and pump rods;

  A reversal of existing depositions;

  Reduction in the water content found in base, sediment and water ("BS & W")

Mag-Well MFC "Definition of Success" of Organic Deposition: One or some combination of all of the above events will be witnessed as a result of magnetic fluid conditioning. The result of one or more of the illustrative fluid changes creates a positive change in the flow characteristics of the produced fluid. The treatment result(s) provides an increase in produced fluid rates per annual producing hour, coupled with a decrease in deferred production, flattens the projected annual deferred production profile when compared to the "before treatment" experience. The resulting increase in producing hours is economically enhanced with the: (1) reduction or suspension of planned conventional treatments; (2) reduction of continuous or batch chemical treatments; (3) pigging time is reduced as a result of less build-up and softening of new deposits; (4) non-producing hours as a result of mechanical failures are reduced due to diminished deposits and softening consistency causes less physical stress and torque failures of equipment; (5) less electricity consumption due to reduction of restrictive pressure drops created by deposits. The combination of all these conditioned fluid enhancements result in a return on capital invested in MFC in one year or less.

In addition, all Mag-Well MFC's are guaranteed for satisfactory performance, workmanship and materials for one (1) full year from the date of shipment. Should any manufacturing defects be observed during the guarantee period, then on proper examination by the Company the MFC will be repaired free of charge. Should any tampering with the MFC be evident to the Company, then the guarantee shall not be valid.

The MFC's are custom designed and fabricated to the specifications of each well, as provided by the client. So with proper installation, the tools should perform properly. But if, for some unknown reason, the MFC does not perform satisfactorily then Mag-Well shall have the option of installing the MFC in another well of similar conditions and dimensions before taking the MFC back. If, after all remedies are exhausted and it is determined that the MFC's are not performing as warranted, then Mag-Well agrees to accept return of the MFC's.

Business Growth Strategy

Our business strategy is to develop and market cost-effective, proprietary and patented magnetic fluid conditioners for the following markets:

  oil exploration and production companies;

  water treatment and water transmission companies;

  treatment of diesel fuels; and

  fluid treatment for industrial facilities.

Principal elements that are essential to our growth strategy are as follows:

Regional Sales Representation

We have pioneered the sales of our tools and seek to develop a sales force to penetrate each of our target markets. Based on preliminary interest surveys with potential salesperson candidates, we are confident in our ability to hire the necessary experienced salespersons to accomplish our sales goals. It is our intent to hire professionals from within the industry of the target market in which we will sell. Through established relationships and rapport, this will ensure the proper introduction of the our magnetic fluid conditioner into each market.

In addition, we believe that customer services and support are critical components of customer satisfaction and the success of our business. By having regional service coverage, this will allow us to react quickly to changes in local markets and customer demands. It is our intention to develop strong relationships with our customers and prospective customers to identify their requirements early.

Additional Distribution Agreements

We recognize the importance of relationships with key customers. We will build new relationships through our sales force, as well as continue the development of prior relationships. The addition of new distribution agreements will allow us to build on established relationships and obtain accelerated entry into established markets.

Currently, we have an informal, verbal distribution agreement with Halliburton Energy Services, a stand-alone company which is a provider of products, services and integrated solutions for oil and gas exploration and production. After testing and endorsing the product, Halliburton initially sold our magnetic fluid conditioner under a formal distribution agreement with the Halliburton Energy Services name. But due to marketing concerns, it was mutually agreed upon that our original agreement be void of any contractual obligations, but rather, Halliburton would continue to distribute on a tool-by-tool basis. Halliburton functions simply as a distribution company and doesn't sell the tool which is a necessity for the successful marketing of our MFC's. Thus, our product is still distributed by Halliburton but with the "Mag-Well" name. Halliburton buys at a discounted price from us and pays within forty-one (41) days of shipment of our product to them. This strategic arrangement gives industry recognition and credibility to our magnetic fluid conditioner. Halliburton's verbal agreement is on a non-exclusive basis.

Furthermore, we also have an informal distribution agreement with Algea-X International, formerly EnviroResponse Products, Inc., a stand-alone company which is a provider of products specific to the treatment of diesel fuel. From time-to-time, we manufacture certain MFC's for Algea-X to be sold under the Algea-X brand name. Our two companies are complements of one another due to the fact that we both utilize magnetic fluid conditioner technology.

Promote Alternative Financing Programs

We will continue to promote our leasing program, as well as develop complete financing solutions for wells with multiple problems. Our leasing program involves coordinating with a leasing company for the client. It should be clarified that Mag-Well itself does not finance any type of leasing program but rather coordinates with the leasing agency. On a few occasions, leases were afforded to clients who could not pay the lump sum amount. In the past, we have coordinated with AT&T Capital Corporation whereby AT&T would buy the tools from us and in turn lease them out to the client company themselves. But AT&T Capital Corporation was only interested in financing larger, multiple tool leases.

The development of this alternative financing program will shield our revenues from capital constrictions that occur during cyclical industry recessions. Under this program, the customer will make fixed payments that are typically less than is being spent on current treatments, with no associated capital outflows. To date, revenues attributable to this alternative financing program are minimal.

Educate the Market on New Advancements in MFC Technology

The implementation of our marketing campaign must be aided by tools to educate the market on magnetic fluid conditioner enhancement. Our goal of educating the market is to expand our market size and opportunities. In addition, this campaign will educate targeted markets on our technology and the benefits and reliability obtained through its use. Our marketing campaign will coincide with the hiring of sales staff so as not to outsell our ability to follow-up with customers. The specific methods to accomplish this objective are outlined in the "Marketing Strategy" section of this offering.

Pursue Strategic Acquisitions and Alliances

We believe that there are numerous opportunities to acquire other businesses with:

  established bases,

  compatible operations,

  experience in additional or emerging magnetic fluid treatment services and technologies, and experienced management.

We believe that these acquisitions, if successful, will allow us an opportunity to increase our revenue and income growth. Currently, we have initiated talks with Algea-X International, formerly EnviroResponse Products, Inc., concerning the purchase of their company. We have informally talked about merging the two companies together if, at the same time, it is economically feasible and if merging of the two companies would cause opportunities. There is no agreement or letter of intent. Our talks are mainly verbal and just discussions. It is our belief that Algea-X has a sound marketing branch involving diesel fuel equipment. If acquired, we anticipate an immediate client base for our product which would complement this market segment. However, as discussions are in its early stages, we cannot guarantee that the acquisition of Algea-X will be effectuated, and if effectuated there is no assurance that the transaction will be successful.

Competition

The market for fluid treatment solutions is highly competitive. The industry is comprised of chemical solvent treatments, slick line and hot water or hot oil treatments. The procedures are time and capital intensive, causing most companies to remain within certain geographic regions.

Our patented technology is unique in the marketplace. There are few companies manufacturing downhole magnetic fluid conditioners. Magniflo, Inc., and Magnetizer are two other companies found to offer magnetic fluid conditioners. Most produce an antiquated water-conditioning tool that has been converted for oil field use. Various government-run petroleum companies in the former Soviet Union, China, and others have experimented with magnetic tools in oil field services but have not offered a competitive tool. Their results were limited and inclusive and not economically viable.

In addition, our product technology also competes against companies offering the traditional methods for solving paraffin and scale build-up. Chemical treatment providers such as those offered by Baker Hughes, BJ Services, Camco, Dowell, Nalco and Tret-o-lite mechanically inject chemical solvents down the well. Hot oil/water treatments pump heated oil or water into the well to melt paraffin and scale into a liquid state. Slick line treatment, also known as paraffin cutters, use a slick line to run a tool, called a scrapper, down the well to where the build-up has occurred. The tool is then manipulated to cut the paraffin or scale build-up out of the well.

We will be competing against various companies that utilize chemicals and alternative technology in the water, industrial fluid and diesel fuel treatment market segments. Compared to us, many of our current and potential competitors:

  have longer operating histories,

  are substantially larger in size,

  have greater financial resources,

  have greater manufacturing capabilities,

  have greater marketing resources,

  have greater technical resources,

  have greater name recognition and

  have a larger installed base of products and services.

Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better abled to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would have a material adverse effect on our business, financial condition and operating results.

Marketing

We seek to generate sales leads by initiating an aggressive marketing campaign. By purchasing and reviewing customer databases, it is our objective to target prospective customers to receive advertising mail outs. In addition, we will outsource with a telemarketing firm who will contact customers identified on the database with follow-up calls. Our advertising campaign will begin with one (1) ad, eventually alternating advertisements between different industry publications in our efforts to capture a larger market share without duplicating marketing costs.

Market Strategy

We believe that our success depends in part upon the strength of our distribution channels and our ability to maintain close access to end-user customers. Thus, we intend to continually seek innovative ways to expand the scope of our marketing and distribution channels and to enhance our ability to identify, reach and retain a broad range of customers through:

  a focused marketing approach,

  various advertising and media channels and

  a targeted market education.

Focused Marketing

Our intention to implement an aggressive marketing campaign will educate targeted decision-makers on our magnetic fluid conditioner technology and help them realize the benefits and reliability obtained through its use. Our marketing campaign will coincide with the hiring of sales staff so as not to outsell the ability to maintain quality customer relationships. The industry focused marketing campaign is intended to leverage our sales efforts by qualifying customers needs and interests before a salesperson sets an initial meeting. The campaign will increase brand visibility and product awareness. To implement this campaign, we will need the following:

  mailing or publishing firm,

  client tracking database system and

  print marketing material.

Advertising and Media Channel

Industry journals offer a direct communication vehicle to decision-makers in each of our target markets. For example, the petroleum industry offers several major magazines aimed at decision-makers in the oil and gas industry. We may utilize previous advertisements to run current ads in these publications. In addition, we intend to hire a leading marketing and advertising firm to maximize our communications impact. Ad placements in industry journals and magazines will create brand awareness and increase perceived product efficacy, which will in turn support the direct efforts of our company's sales force.

An additional media channel we have implemented and are receiving new business from is our Internet web site at www.magwell.com. A "Customer Information Sheet" is on the website which enables customers to order directly through the Internet. Future plans in regards to the site are to add a "Monthly News Page." This page will cover a different story each month describing a client's success with our product and will also summarize press releases and published articles covering our progress.

Additionally, we have plans to pursue networking opportunities, because the oil industry offers hundreds of conferences, seminars and meetings for all industry segments each year. We have designed a portable exhibition center which will be used for major conferences, such as the annual Offshore Technology Conference held in Houston, Texas.

Another channel we intend to develop is public relations. Generally, magazine editors find space to cover topical issues that include their advertisers. It is our intent to utilize press releases to announce:

  major clients,

  new countries where our MFC tool is introduced

  and other success stories.

Executive assistance from strategic partners, major customers and research institutes will assist in making appointments with trade journal editors for our representatives. In addition, we plan to utilize the PR Newswire to generate broad interest in application of magnetic technologies.

Educate the Target Market

Due to the relatively new nature of the magnetic fluid conditioner technology and the controversial issue of magnetics in the world of asphaltene and paraffin remediation, we will develop resources (mediums) to educate potential clients of the applications and benefits of this technology. Industry skepticism is caused by early, uninformed marketers who unwittingly led customers to expect too much from MFC's. People have tried to sell the MFC as a miracle product. In order to educate the target markets the following methods will be utilized:

  a telemarketing firm that specializes in technical sales,

  an interactive CD-ROM video and

  regional seminars.

Operations Strategy

Our initial operating objectives following this offering are to:

  develop and expand our organizational structure;

  upgrade facilities and equipment;

  further products research and development;

  increase geographical sales coverage; and

  implement an aggressive marketing campaign.

Obtaining increased manufacturing efficiency and cost-effectiveness from our operations are core to our objectives. We have plans to modernize and improve our facilities to respond to competition and changes in industry standards. This will result in increased productivity and lower operating costs. Additionally, cost and process improvement programs will be implemented to:

  reduce delivery time,

  increase distribution capacity,

  continue customer orientation and

  improve process control.

Organizational Development

We intend to staff several positions key to implementing our growth strategy. Due to the increased need for investor relations and business reporting, a Chief Financial Officer will be selected. A Vice President of Sales and Marketing will be responsible for staffing and managing the Sales Department. It is our belief that the addition of these and other key staff positions will prepare us to develop and manage revenue growth.

Facilities and Equipment Upgrade

We seek to maximize internal growth through maintaining state of the art facilities, machinery and equipment. We plan to modernize and improve our facilities to respond to competition resulting from changes in industry standards with the objective of focusing operations on increasing production capacity and efficiency. In addition, we plan to develop material handling and processing systems because we recognize that efficient systems (not just efficient equipment) increase productivity.

Product Development

It is our intention to focus on continuous product research and development which will allow us to pursue additional patents to fully protect our proprietary technologies. In addition, we plan to pursue studies with various research institutions whose studies will add additional credibility to magnetic fluid conditioner technology. One such study involves the efficiency of our tool in regards to the treatment of diesel fuel.

Geographical Coverage

We plan to hire, train and place two (2) salespersons every few months. The sales staff will be hired in their respective regions to open both domestic and international offices. Regional demand will determine which areas will be opened first. The strategic placement of salespersons will reduce travel expenses and increase the personal contact with existing and potential clients.

Facilities

Our office is located at 404 Lakeview Drive, Boerne, Texas 78006. This office is provided to us by an officer and director at no expense. In addition, our manufacturing facility is located at 122 East Wisconsin, Edinburg, Texas 78539, and is comprised of 4,000 square feet. There is an outside fenced storage yard and parking lot approximately one (1) acre in size. We currently lease these facilities at a rate of $1,062.00 USD per month, which expires on January of 2001 with a ninety (90) day notice of cancellation or renewal. If additional facilities are needed, we believe that suitable expansion space is available to meet our future needs at commercially reasonable terms. Currently, our offices and manufacturing facility provides sufficient work space to continue with operations. (See "Exhibit 10c - Manufacturing Facility Lease Agreement").

Employees

As of the date of this prospectus, we have three (3) full-time and four (4) part-time employees. However, within the first twelve (12) months of operations following the successful completion of this offering, we expect to have approximately ten (10) full time employees. Our employees are currently not represented by a collective bargaining agreement. It is our belief that our relations with our employees are good. However, we have entered into employment contracts with Messieurs William W. Dillard, Jr., and John Corney.

Employment Agreements

Mr. William W. Dillard, Jr., formally entered into an employment contract with Mag-Well on August 15, 1995, for a period of four (4) years commencing on the date of execution and, from that point forward, on an at will basis. As such, Mr. Dillard is currently working on an at will basis with us. This agreement provided for the services of Mr. Dillard, to the fullest extent, as President and CEO at a salary of $60,000. His salary is payable in bi-weekly installments, with additional future compensation at the sole and absolute discretion of the Board of Directors. The employment agreement includes confidentiality and non-competition provisions which restrict him from using the company's information and clientele for personal uses and from engaging in a competing business. (See "Exhibit 10a: Employment Contract - Mr. William W. Dillard, Jr.").

Mr. John D. Corney formally entered into an employment contract with Mag-Well on August 15, 1995, for a period of four (4) years commencing on the date of execution and, from that point forward, on an at will basis. As such, Mr. Corney is currently working on an at will basis with us. This agreement provided for the services of Mr. Corney, to the fullest extent, as Chief Operations Officer at a salary of $60,000. His salary is payable in bi-weekly installments, with additional future compensation at the sole and absolute discretion of the Board of Directors. The employment agreement includes confidentiality and non-competition provisions which restrict him from using the company's information and clientele for personal uses and from engaging in a competing business. In addition, upon voluntary and involuntary termination of Mr. Corney's employment, the company shall have the option for a period of ninety (90) days from the date of such termination to purchase his ownership interest in the company. If the option is exercised, the purchase price shall be equal to the greater of:

  $100,000 (said amount increases to $250,000 during year two and three) or fifty percent (50%) of the fair market value of Mr. Corney's ownership interest in Mag-Well.

(See "Exhibit 10b: Employment Contract - Mr. John D. Corney").

Legal Proceedings

To our current knowledge, no current or pending litigation, and no claims or counter claims involving us as a plaintiff or a defendant exist.

MANAGEMENT

The following sets forth certain information with respect to certain executive officers, directors, key employees and advisors of our company as of the date of this prospectus:

NAME	AGE	POSITION

William W. Dillard, Jr.	49	President and Chief Executive Officer

John D. Corney	53	Chief Operations Officer

Fawaz Mourad	48	Director

William W. Dillard, Jr., President and CEO - Mr. Dillard graduated from the University of Mississippi before starting in the real estate business in Dallas, Texas. As a Commercial/Industrial Real Estate Broker, Mr. Dillard was involved in every facet of the business, including industrial site selection for many major industrial users, industrial leasing and development, shopping center development, re-development, leasing and management, apartment re-development and management and land sales, ownership, and development. His company, Dillard & Associates, was one of the larger commercial brokerage companies in Dallas. During the 1980's, several large companies and financial institutions utilized Mr. Dillard's experience to assist in the disposal of excess real estate holdings. In 1990, Mr. Dillard became President and majority stockholder of our company by providing the "seed money" to help develop and test-prove the magnetic fluid conditioner's effectiveness, as well as start the current manufacturing facilities located in Edinburg, Texas.

John D. Corney, Chief Operations Officer - John Corney, the inventor of Mag-Well's magnetic fluid conditioner, was educated in Australia at the University of Queensland (he graduated in 1961) where he specialized in electronics and geophysics. He is considered an expert and one of the world's most knowledgeable individuals in magnetic fluid technology and has published many articles and papers on Magnetic Fluid Treatments, including the Southwest Petroleum Short Course Paper presented at Texas Tech University in 1993. Prior to founding Mag-Well, Inc., in June of 1988, Mr. Corney was employed with the Hydroworld Corporation (circa 1980-1988) and held the positions of Vice President and Design Engineer. During his tenure, he headed the design and manufacturing of MFC's for industrial water treatment and technical sales. In addition, for seven years (1963-1970), Mr. Corney was a field engineer for a major geophysical exploration company (United GeoPhyiscal Corporation) specializing in the development and operation of magnetic playback centers.

Since founding the company, Mr. Corney is in charge of design, research and development, and manufacturing. His early work with magnetic and water treatment led directly to his development and application of MFC's for the treatment of oil wells. His work led to the patent now held by Mag-Well.

Fawaz Mourad, Director - Mr. Mourad was born in London, England, and now lives in Beirut, Lebanon. Mr. Mourad has a Master's Degree in Business Administration from the University of Southern California and a Joint Honors Degree in Physics and Chemistry (Bachelor of Science) from the University of Manchester in the United Kingdom. He presently is co-owner of one of the largest Middle Eastern oilfield distribution and service companies, Al Fardouss International. In addition, Mr. Mourad is a co-owner of Envirotech, a full-service engineering company providing enviromental alternatives to major industries throughout the Middle East. Mr. Mourad's businesses operate in Egypt, Lebanon, Oman, Yemen, Syria, Lebanon and the United Arab Emirates.

Mr. Mourad brings forth 15 years of experience in marketing and providing services to the oilfield and industrial markets in the Middle East. He is a member of the International Chamber of Commerce in Lebanon and Syria, and is a member in Egypt's International Economic Forum in Cairo.

NOTES TO MANAGEMENT:

  Officers serve at the discretion of the Board of Directors. Directors are elected for one (1) year terms until their successors are elected and qualified. This election is at the annual meeting of shareholders which is presently scheduled for a day in the month of April in each year, beginning with the year 1989, unless a decision to choose another date is fixed by the Board of Directors.

  None of our executive officers or directors have been the subject of any order, judgment or decree by any federal or state agency that would prevent him/her from acting as an investment advisor, underwriter, broker or dealer in the securities offered.

  Effective February 14, 2000, Mr. N. Mark Varel (Executive Vice President of International Sales and Marketing) resigned his position with the company in order to pursue other business ventures. We expect to hire a replacement for the vacated post within the next twelve (12) to twenty-four (24) months. (See "Management's Discussion and Analysis - Subsequent Events").

Limitation of Director's Liability

Our "Articles of Incorporation" eliminate, subject to certain exceptions, the personal liability of directors to the company or our shareholders for monetary damages for breaches of a directors' duty of care or other duties as a director. Our

"Articles of Incorporation" do not provide for the elimination of or any limitation on the personal liability of a director for:

    any appropriation, in violation of the director's duties, or any business opportunity of the company,

    acts or omissions that involve intentional misconduct or a knowing violation of law,

    unlawful corporate distributions or

    any transaction from which the director received an improper benefit.

In addition, our Bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in, or not opposed to, the best interests of the company; and with respect to criminal proceedings, if the director had no reasonable cause to believe his or her conduct was unlawful.

These provisions of the "Articles of Incorporation" and "Bylaws" generally limit the remedies available to a you, as a shareholder, who may be dissatisfied with a decision by us. We have been advised that, in the opinion of the SEC, indemnification for certain directors, officers and controlling persons of our company in accordance with the foregoing provisions explained and listed above is unenforceable.

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EXECUTIVE COMPENSATION

The following table sets forth all cash compensation to be paid to our executive officers when this offering is complete and the activities of our company grow:

Name of Individual	Position with Company	Annual Salary

William W. Dillard, Jr. [1]	President and Chief Executive Officer	$60,000

John D. Corney [2]	Chief Operations Officer	$60,000

NOTES TO EXECUTIVE COMPENSATION:

  We have entered into an Employment Agreement with Mr. William Dillard as Chief Executive Officer.

  We have entered into an Employment Agreement with Mr. John Corney as Chief Operating Officer.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of May 4, 2000, with respect to the beneficial ownership of our common stock by:

  each person who is known to be the beneficial owner of more than five percent (5.0%) of any outstanding share;

  each director and executive officer of our company; and

  all executive officers and directors as a group.

Currently, there are 12,313,000 shares issued and outstanding common stock. Please note, however, that unless otherwise specified, the named beneficial owner has, to our knowledge, sole voting and investment power.

Common Stock

Name of Beneficial Owner	Number of Shares	Pre-Offer % of Class	Post Offer % of Class[1]

William W. Dillard, Jr.[4]	5,811,560	47.20%	33.57%

John Corney	2,386,440	19.38%	13.78%

Fawaz Mourad[3]	540,000	4.39%	3.12%

All Directors and Executive
Officers as a group (4 persons)[2]	8,738,000	70.97%	50.47%

NOTES:

  The post offer percentage of class assumes that the maximum number of shares of common stock will be issued from this offering (i.e. 5,000,000 shares). The total amount of shares outstanding after a maximum offering will be 17,313,000 .

  Officers and directors as a group control approximately 8,738,000 of the 12,313,000 issued and outstanding shares of common stock (70.97%). After the maximum offering, the group of officers and directors will control approximately 50.47%.

  Mr. Fawaz Mourad is the sole owner of "AP GeoCenter Consultancy, Ltd.," and owns stock of Mag-Well through this entity. The total amount the entity owns is 540,000 shares of common stock.

  Mr. William W. Dillard, Jr., President and CEO, sold founders stock totaling 400,000 shares to various individuals. Mr. Dillard did not solicit these individuals to purchase personal stock that he owned of Mag-Well, Inc. These transactions are private transactions according to Section 4(2) of the Securities Act. Proceeds from the sales of the shares were used to reduce personal debt.

STOCK OPTION PLAN

We currently do not have a formal employee stock option plan. However, our Board of Directors may institute a formal stock option plan upon the successful conclusion of the offering.

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CERTAIN TRANSACTIONS

Our History and Organization

On June 20, 1988, we were incorporated under the laws of the State of Texas as Mag-Well, Inc. At the time, we were authorized to issue 1,000,000 shares of common stock at no par value.

On June 20, 1988, we issued 19,887 shares of common stock to our founder, Mr. John Corney, which were fully paid and non-assessable. All shares were issued under Section 4(2) of the Securities Act of 1933.

On December 1, 1989, we issued 51,763 shares of common stock to the second founder, Mr. William W. Dillard, Jr., which were fully paid and non-assessable. All shares were issued under Section 4(2) of the Securities Act of 1933.

In a statement filed with the Secretary of State of Texas on November 14, 1991, it was amended that our registered agent be changed from Mr. John Corney to proclaim that Mr. William W. Dillard, Jr., as the duly appointed registered agent of Mag-Well, Inc.

On July 1, 1994, we issued 5,000 shares of common stock to an officer and director, Mr. N. Mark Varel, which were fully paid and non-assessable. These shares were issued as part of an employee compensation incentive to Mr. Varel at the time of his joining our company. He has since left his position as an employee and commissioned sales agent of our company. All shares were issued under Section 4(2) of the Securities Act of 1933.

During 1994, we completed an offering of shares of common stock of the company in accordance with Regulation D, Rule 505 of the Securities Act of 1933, whereby we sold 23,350 shares to approximately sixteen (16) unaffiliated shareholders of record, none of whom were or are officers and directors of our company. These shares were sold at a price of $50.00 per share.

We filed a "Certificate of Amendment of Articles of Incorporation - (After Issuance of Stock)" on March 12, 1999. In this statement it certified that:

  There were One Hundred Thousand (100,000) shares of Common Stock issued and outstanding.

  On February 15, 1999, at a duly noticed meeting of the shareholders of Mag-Well, Inc., a vote was taken whereby Seventy-One Thousand Six Hundred Fifty (71,650) shares voted in favor and none voted against a motion to approve the amendments to the Articles of Incorporation. The amendments, in effect, authorized us to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.001

  On February 15, 1999, at a duly noticed meeting of the shareholders of Mag-Well, Inc., a vote was taken whereby Seventy-One Thousand Six Hundred Fifty (71,650) shares voted in favor and none voted against a motion to approve the proposal to split forward the common shares outstanding (100,000 shares at the time) at a rate of 120 to 1.

On March 2, 1999, we completed an offering of shares of common stock of the company in accordance with Regulation D, Rule 504 or the Securities Act of 1933, whereby we sold 150,000 shares to approximately one (1) unaffiliated shareholder of record, who was not and is not an officer or director of our company. The shares were sold at a price of $0.05 per share.

On April 5, 1999, we completed an offering of shares of common stock of the company in accordance with Regulation D, Rule 504 of the Securities Act of 1933, whereby we sold 223,000 shares of common stock to approximately fifty-three (53) shareholders of record, none of whom were or are officers or directors of our company. One of these shareholders was the purchaser of the 150,000 shares on March 2, 1999. The shares were purchased at a price of $0.50 per share.

On or about April 7, 1999, we filed five copies, one of which was an original, of an amended Form D "Notice of Sales Pursuant to Regulation D" notifying the Securities and Exchange Commission that the offering was exempt from the registration provisions of Section 5 of the Securities Act in accordance with Regulation D, Rule 504 of this same act. On August 25, 1999, an amended copy of our Form D was filed with the SEC, correcting a typographical error.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock, $0.001 par value per share. The common stock being registered will have the same dividend, voting and preemption rights as the outstanding common described in this section. The following summary about certain provisions of our common stock and preferred stock is not complete and is subject to the provisions of our "Articles of Incorporation" and by the provisions of applicable law.

Common Stock

As a holder of our common stock,:

  you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  you are entitled to one (1) vote per share of common stock you own, on all matters which stockholders may vote on at all meetings of shareholders; and

  your shares are fully paid and non-assessable.

There is no cumulative voting for the election of directors. We have approximately 12,313,000 shares of common stock issued and outstanding which are held by seventy-two (72) shareholders of record. (See "Principal Shareholders").

Preferred Stock

We are also authorized to issue up to 5,000,000 shares of preferred stock, $0.001 par value. However, we have not issued any preferred stock to date. Additionally, we have not developed the descriptive attributes of these preferred shares.

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LEGAL MATTERS

The validity of our shares of common stock offered will be passed upon by Thomas C. Cook & Associates, Ltd., Las Vegas, Nevada.

EXPERTS

Our audited financial statements, as of December 31, 1999 and for the years ending December 31, 1999 and 1998 are included in this Registration Statement. These financial statements are in reliance upon the reports of Hein + Associates, LLP, independent certified public accountants. Upon the authority of these said individuals, Hein + Associates, LLP, are considered experts in accounting and auditing.

ADDITIONAL INFORMATION

Inquiries to Our Company

Prior to investing in the shares, you will have the opportunity to ask questions of and receive answers from our officers and directors concerning:

  the terms and conditions of this offering,

  our business or any other relevant matters and

  the accessibility of obtaining any additional information we may possess.

Inquiries to the SEC

We have filed with the SEC a registration statement on Form SB-2 with respect to the shares of common stock offered. This prospectus does not contain all of the information set forth in the registration statement. You can find additional information about us and our common stock in the registration statement. For example, in this prospectus we've summarized or referred to some contracts, agreements and other documents that have been filed as exhibits to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from that office, upon payment of the applicable fees. Information about the Commission's public reference room can be obtained by calling 1-(800) SEC-0330. The registration statement, including its exhibits and schedules, are also available on the SEC's website at www.sec.gov.

We are subject to the information requirements of the Securities and Exchange Act of 1934, and accordingly will file reports, proxy statements, and other information with the SEC. These materials can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices at 500 West Madison Street, Suite #1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite #1300, New York, New York 10048. And copies of these materials can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Some information about us is also available on the SEC's website at www.sec.gov.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 17,313,000 shares of common stock outstanding given a maximum offering.

  Of these outstanding shares, the 5,000,000 shares being sold in this offering, in addition to approximately 373,000 shares that are currently unrestricted, will be immediately eligible for resale in the public market without restriction.

  The remaining 12,000,000 shares of common stock held by certain officers, directors, employees, consultants and other shareholders were sold by us in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the same act. These restricted securities may not be sold publicly unless they are:

    registered under the Securities Act;

    sold in accordance with Rule 144; or

    another exemption from registration.

In general, under Rule 144 as currently in effect, beginning approximately ninety (90) days after the effective date of the registration statement of which this prospectus is a part, a stockholder, including an affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one (1) year from the later of the date such securities were acquired from the company or (if applicable) the date they were acquired from an affiliate is entitled to sell, within any three (3) month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four (4) calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two (2) years has elapsed between the later of the date restricted securities were acquired from the company or (if applicable) the date they were acquired from an affiliate of the company, a stockholder who is not an affiliate of the company at the time of sale and has not been an affiliate of the for at least three (3) months prior to the sale entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

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ACCOUNTING, TAX, INSURANCE, AND LEGAL ISSUES

Accounting Policies

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent certified public accountants, who will be engaged during or immediately upon the completion of this offering, and such other reports as we deem appropriate or as may be required by law. All accounting policies and audits will be conducted in accordance with the generally accepted accounting principles ("GAAP") of the United States. We intend to utilize the FIFO (First In, First Out) inventory accounting methods under GAAP.

Tax Issues

Under the current U.S. tax codes, our corporate tax rate will be about 36%. Additionally, we will be able to deduct up to $19,000 for tax years beginning in 1999 and $20,000 for tax years beginning in 2000 on certain capital expenditures for office equipment (i.e. personal computers, copiers, telephones systems, etc.), instead of amortizing such equipment over several years. The maximum amount is reduced by a dollar for each dollar of the cost of qualified property placed in service during the tax year over $200,000. This deduction is in accordance with the United States Federal Tax Code amendments enacted in 1993 for small businesses like us. Specifically, this deduction allowance is included in Section 179 of the I.R.S. Tax Code.

Currently, we have no state corporate income tax as it is not required in the state of Texas. However, we are assessed a franchise tax according to the Texas Administrative Code (Tax Code-Chapter 171: Franchise Tax). The franchise tax is imposed on each corporation that is chartered in Texas or has a "Certificate of Authority" to do business in Texas. The company pays the greater of the tax on (1) net taxable capital or (2) net taxable earned surplus.

Taxable capital is a corporation's stated capital (capital stock) plus surplus. Surplus means the net assets of a corporation minus its stated capital. Taxable capital is apportioned using a single gross receipts factor. Taxable capital for an annual report is based on the end of the corporation's last accounting period in the year prior to the year in which the report is due. The tax rate on taxable capital is 0.25% per year of privilege period.

Earned surplus basically includes federal net taxable income, plus compensation paid to officers and directors of a corporation. S-corporations and corporations with fewer than 36 shareholders are generally exempt form the compensation add-back. For the earned surplus calculation, unitary income is apportioned using a single gross receipts factor. In addition, non-unitary income is allocated to Texas if Texas is the corporation's commercial domicile. Earned surplus for an annual report should be reported beginning with the day after the ending date on the previous franchise tax report and ending with the end of the corporation's last federal accounting period in the year prior to the year in which the report is due. The tax rate on earned surplus is 4.5%.

Key Man Insurance

We currently have a $250,000 "Key Man" life insurance on John Corney, Chief Operations Officer. There are no additional "Key Man" life insurance polices for any of our other officers and directors, but we intend to provide such coverage in the near future.

Legal Matters

We are not currently involved in any litigation or other legal matter that could adversely effect our company's performance. However, it is important to note that any future litigation could have a materially adverse effect on the ultimate success of our business.

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PART F/S

Mag-Well, Inc.

Financial Statements

Index To Financial Statements
Page
FINANCIAL STATEMENTS For the Fiscal Years Ended December 31, 1999 and 1998
Independent Auditors' Report	48
Balance Sheet	49
Statements of Operations	50
Statements of Stockholders' Equity (Deficiency)	51
Statements of Cash Flows	52
Notes To Financial Statements	53-57

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Mag-Well, Inc.
McAllen, Texas

We have audited the accompanying balance sheet of Mag-Well, Inc. as of December 31, 1999, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mag-Well, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's significant operating losses and limited financial resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein + Associates LLP
Dallas, Texas
March 17, 2000

MAG-WELL, INC.
BALANCE SHEETS
December 31, 1999

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 34,508
Trade accounts receivable (net of allowance for doubtful accounts of $10,737)	41,407
Receivable from related party	44,450
Inventory (net of valuation allowance of $80,000)	287,233
Total current assets	407,598

PROPERTY AND EQUIPMENT, net	42,575

OTHER ASSETS -
Deferred offering costs	25,950

Total assets	$ 476,123

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade accounts payable	$ 27,232
Lines of credit payable	39,900
Current portion of notes payable	126,045
Accrued Payroll	117,900
Accrued expenses and other liabilities	168,121
Total current liabilities	479,198
COMMITMENTS (Note 7)
STOCKHOLDERS' DEFICIENCY:
Preferred stock, $.001 stated value, 5,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $.001 stated value, 20,000,000 shares authorized, 12,313,000 shares issued and outstanding	12,313
Additional paid-in capital	2,443,335
Deferred Offering Costs	(136,250)
Accumulated deficit	(2,322,473)
Total stockholders' equity (deficiency)	(3,075)
Total liabilities and stockholders' equity (deficiency)	$ 476,123

See accompanying notes to these financial statements.

MAG-WELL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	1999	1998

REVENUES:
Tool sales	$ 313,317	$ 180,249
Lease revenue	17,432	26,077
Total revenue	330,749	206,326

COST OF GOODS SOLD, including $53,000 valuation impairment in 1998	161,720	150,958
Gross margin	169,029	55,368

GENERAL AND ADMINISTRATIVE EXPENSES	230,052	314,210

OTHER INCOME (EXPENSES):
Interest expense	(33,439)	(44,415)
Gain (loss) on disposition of assets	-	4,557
Other	-	32
Total other income (expense)	(33,439)	(39,826)

LOSS BEFORE EXTRAORDINARY GAIN	(94,462)	(298,668)

EXTRAORDINARY GAIN ON DEBT EXTINGUISHMENT	18,448	-

NET LOSS	$ (76,014)	$ (298,668)

LOSS PER SHARE (basic and diluted):
Extraordinary gain	$ *	$ -
Net loss	$ (0.01)	$ (0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING	12,264,000	12,000,000

* Less than $0.01 per share

See accompanying notes to these financial statements

MAG-WELL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

YEARS ENDED DECEMBER 31, 1999 AND 1998
	Common Stock		Additional Paid-In Capital	Deferred Offering Costs	Accumulated Deficit	Total
	Shares	Amount

BALANCES, January 1, 1998	12,000,000	$ 12,000	$ 2,227,148	$ -	$ (1,947,791)	$ 291,357
Net loss	-	-	-	-	(298,668)	(298,668)

BALANCES, December 31, 1998	12,000,000	12,000	2,227,148	-	(2,246,459)	(7,311)
Shares rescinded	(120,000)	(120)	120	-	-	-
Conversion of notes payable to equity	60,000	60	29,940	-	-	30,000
Shares issued for cash	100,500	100	50,150	-	-	50,250
Shares issued for deferred offering costs	272,500	273	135,977	(136,250)	-	-
Net loss	-	-	-	-	(76,014)	(76,014)

BALANCES, December 31, 1999	12,313,000	$ 12,313	$ 2,443,335	$ (136,250)	$ (2,322,473)	$ (3,075)

See accompanying notes to these financial statements

MAG-WELL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (76,014)	$ (298,668)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Extraordinary gain	(18,448)	-
Depreciation and amortization	38,076	46,430
Loss on inventory impairment	-	53,000
(Gain) loss in disposition of assets	-	(4,557)
Change in receivables	(63,036)	137,107
Change in inventory	(7,291)	(76,562)
Change in accounts payable, accrued expenses and other liabilities	76,962	154,967
Other	-	(4,491)
Net cash provided (used) by operating activities	(49,751)	7,226

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of leased equipment	(5,162)	(2,415)
Sale of leased equipment	6,778	9,094
Net cash provided by investing activities	1,616	6,679

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of stock	50,250	-
Proceeds (repayments) of lines of credit and notes payable	39,900	(15,717)
Deferred offering costs	(25,950)	-
Net cash provided (used) by financing activities	64,200	(15,717)

NET CHANGE IN CASH AND CASH EQUIVALENTS	16,065	(1,812)

CASH AND CASH EQUIVALENTS, beginning of year	18,443	20,255

CASH AND CASH EQUIVALENTS, end of year	$ 34,508	$ 18,443

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$ 14,674	$ 3,315
Notes payable converted to equity	30,000	-
Stock issued for deferred offering costs	68,750	-

See accompanying notes to these financial statements

MAG-WELL, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Mag-Well, Inc. (the "Company"), is engaged in manufacturing and marketing throughout the world certain patented Magnetic Fluid Conditioner tools. Sales in total to companies outside the United States were approximately 28% and 16%,respectively of total sales in 1999 and 1998. These tools control the buildup of deposits in pipelines, flowlines and other equipment causing blockages. In addition, the Company pursues research and development programs to extend its current product line and to improve existing products.

2. Summary of Significant Accounting Policies

Statement of Cash Flows

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory, consisting of raw materials, sub-assemblies, finished product and accessories, is stated at the lower of cost (first-in, first-out) or market value. Inventory by major classification consisted of the following at December 31, 1999:

Raw materials	$ 50,069
Work-in-process	92,123
Finished goods	225,041
Total	367,233
Less valuation allowance	(80,000)
$ 287,233

Revenue Recognition

The Company records the sale of tools upon shipment. In addition, the Company occasionally leases equipment to customers under operating leases. The Company records rental income when payments are due under the leases.

Earnings (Loss) Per Share

Basic earnings or loss per share ("EPS") is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Property and Equipment

The Company's property and equipment is stated at cost. Depreciation expense is computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Leased equipment consists of finished tools leased to customers by the Company. Tools are recorded at cost and depreciated using the straight line method over the lease term.

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial

MAG-WELL, INC.

NOTES TO FINANCIAL STATEMENTS

statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Comprehensive Income (Loss)

Comprehensive income is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income (loss) was equal to its net income (loss) for the years ended December 31, 1999 and 1998.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred recurring losses and has a working capital deficit of approximately $71,600 as of December 31, 1999. The continuation of the Company as a going concern is dependent upon obtaining additional long-term debt and/or equity financing to meet its obligations and provide marketing and operating funds to achieve and maintain profitable operations. With the increase in oil prices in 2000, management anticipates an increase in capital spending by oil companies which would significantly reduce or eliminate net losses through improved sales to oil and gas industry customers. Management is also in the process of attempting to raise capital through a $5,000,000 direct public offering. Management expects to use funds received through the offering to expand upon newly identified markets and to continue development of new applications for its tools in order to diversify its customer base. Management of the Company has committed to reducing expenses and attempting to settle and obtain extended terms on its existing debt.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 1999:

Office furniture, equipment and improvements	$ 79,972
Machinery and equipment	75,946
Vehicles	29,957
185,875
Less accumulated depreciation	(148,595)
$ 37,280

Leased equipment	$ 40,378
Less accumulated depreciation	(35,083)
$ 5,295

Depreciation expense was $27,775 in 1999.

MAG-WELL, INC.

NOTES TO FINANCIAL STATEMENTS

4. Lines of Credit

The Company established a line of credit during 1999 with a bank for up to $75,000 with interest payable at prime plus 2% (total of 10.5% at December 31, 1999), and with a finance company for up to $30,000, with interest at prime plus 6% (total of 14.5% at December 31, 1999). The borrowings under the lines of credit are unsecured, but are guaranteed by a major stockholder of the Company. The total borrowings at December 31, 1999 were $39,900.

5. Notes Payable

Notes payable and long-term debt consisted of the following at December 31, 1999:

Note payable to an individual, interest at 16%, payable in monthly installments through September 1999, collateralized by an interest in leased equipment	$ 42,445
Unsecured notes payable to individuals, interest at 10%, principal and interest are payable in 36 monthly installments beginning in May 1996 (1)	43,559
Unsecured notes payable to an individual, interest at 10%, principal and interest are payable in 12 quarterly installments beginning in October 1997 (1)	53,149
Total notes payable	139,153
Discounts on notes payable (net of accumulated amortization of $49,391) (1)
(13,108)
Notes payable, net of discounts	126,045
Less current portion	(126,045)
$ -

(1) Discounts on notes payable result because the notes include an agreement to issue shares of common stock to the noteholders. The discount is the amount of cash received which was allocated to equity. The equity component of the amount invested by the noteholders was recorded based on the amount paid by investors who acquired equity interests only during the same time period. The discounts are amortized to interest expense using the interest method, based on an average effective interest rate of 40%, over the terms of the notes. The amortization of the discounts was $10,301and $13,857 in 1999 and 1998, respectively.

The Company is delinquent on the payments on these notes as of December 31, 1999, and principal and interest are thus payable upon demand.

6. STOCKHOLDERS' EQUITY

In February 1999, the Company's stockholders authorized a 120 to 1 stock split with par value changing from $.01 per share to $.001 per share. At the same time, total authorized common stock was increased to 20,000,000 shares from 1,000,000 shares and 5,000,000 shares of preferred stock were authorized.

In 1999, a note payable totaling $52,961 was converted into 60,000 shares of common stock, valued at $30,000. The related accrued interest of $4,851 was forgiven. The note payable, net of discount, was recorded at $43,597. This amount and the related accrued interest exceeded the estimated fair value of the stock by $18,448. The Company recorded an extraordinary gain for this amount.

MAG-WELL, INC.

NOTES TO FINANCIAL STATEMENTS

7. Commitments

The Company leases a manufacturing facility in McAllen, Texas subject to a non-cancellable operating lease agreement which expires in January 2001. The Company had total rent expense of $13,714 and $13,560 for the years ended December 31, 1999 and 1998, respectively. The total minimum rental commitments at December 31, 1999 are as follows:

Years Ending
2000	$ 13,910
2001	1,168
$ 15,078

The Company has employment agreements with two stockholders, which require total annual payments of $120,000 through August 2000.

8. Fair Value of Financial Instruments and Concentrations of Credit Risk

The Company's financial instruments are cash, accounts receivable and payable, lines of credit payable and notes payable. Management believes the fair values of these instruments approximate the carrying values, due to the short-term nature of the instruments, and the interest rates, as applicable.

Financial instruments that subject the Company to credit risk are cash equivalents and accounts receivable. The Company's accounts receivable are primarily from large oil companies throughout the world. At December 31, 1999, the Company had accounts receivable in excess of 10% of the total accounts receivable from four customers, which aggregated 82% of the total balance. The Company does not ordinarily require collateral from its customers, nor perform credit evaluations. The Company believes the allowance for doubtful accounts is adequate.

9. Major Customers

The Company had sales to three customers in 1999 that amounted to 68% of total sales that year. The Company had sales to one customer in 1998 that amounted to 33% of total sales that year.

10. Related Party Transactions

The Company had sales to a company owned by an officer and director of the Company totaling $91,505 and $71,286 for 1999 and 1998, respectively. The amount receivable from this company was $44,450 and $5,932 at December 31, 1999 and 1998, respectively. In February 2000 the officer and director resigned from the Company and dissolved his company. The balances due the Company were paid at that time.

MAG-WELL, INC.

NOTES TO FINANCIAL STATEMENTS

11. Income Taxes

The Company had no income tax expense in 1999 and 1998 due to net losses. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets and liabilities as of December 31, 1999 were as follows:

Deferred tax assets (primarily net operating loss carryforward)	$ 515,000
Deferred tax liabilities (primarily property and equipment)	(16,000)
Valuation allowance	(499,000)
Net deferred tax balance	$ -

The Company had a net operating loss carryforward for federal income tax purposes as of December 31, 1999 of approximately $1,500,000 which will expire, if unused, in 2006 through 2019.

***********

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Our Directors and Officers

Our Bylaws, when approved by the present Board of Directors, provide for indemnification of our directors, officers and employees, past and present, as follows:

  All expenses and liabilities reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved as an agent of the corporation.

  Our Board of Directors may direct the purchase of liability insurance by way of implementing the provisions of this Article.

  Our Bylaws do not authorize indemnification in such cases where the director, officer, employee or agent is legally found guilty of any willful act of unlawful manner in the performance of his/her duties.

Furthermore, our Articles of Incorporation states that a director or officer shall not be personally liable to the company or our stockholders for damages due to breach of fiduciary duty as a director or officer, and shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the state.

Our Articles of Incorporation do not authorize indemnification in such cases where:

  There are acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law.

  There is unlawful payment of dividends.

  It is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation.

Our Bylaws provide for indemnification of officers, directors and others to the fullest extent permitted by the laws of the state of Texas. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Given this information, we may submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final judicial decision of that issue.

By appointment, our Bylaws and Articles of Incorporation are available for review by all appropriate persons, during the appropriate business hours of the company.

Item 25. Other Expenses of Issuance and Distribution1

The following table sets forth the estimated expenses payable by us in connection with this offering (excluding commissions):

Nature of Expenses	Amount
SEC Registration Fee.	$ 1,390
Accounting Fees and Expenses..	$ 18,000
Legal Fees and Expenses...	$ 30,000
Printing Expenses...	$ 7,000
Blue Sky Qualification Fees and Expenses	$ 10,000
Transfer Agent's Fee..	$ 5,000
TOTAL..	$ 71,390

  The amounts set forth above, except for the SEC fees, are in each case estimated.

Item 26. Recent Sales of Unregistered Securities

During the past five (5) years, we have issued unregistered securities to a limited number of persons, as described below. No underwriters or underwriting discounts or commissions were involved. We believe that each transaction was exempt from the registration requirements of the Securities Act, in accordance with Regulation D, Rules 504 and 505, and in accordance with Section 4(2) of the same act. Accordingly, on or about April 7, 1999, we filed five copies, one of which was an original, of an amended Form D "Notice of Sales Pursuant to Regulation D" notifying the SEC that the offering was exempt from the registration provisions of Section 5 of the Securities Act in accordance to Regulation D, Rule 504 of the same act. Furthermore, on August 25, 1999, an amended copy of our Form D was filed with the SEC, correcting a typographical error.

  During April 1994, we completed an offering of shares of common stock of the company in accordance with Regulation D, Rule 505 of the Securities Act of 1933, whereby we sold 23,350 shares to approximately sixteen (16) unaffiliated shareholders of record, none of whom were or are officers and directors of our company. The shares were sold at a price of $50.00 per share.

  On July 1, 1994, we issued 5,000 shares to an officer and director, Mr. N. Mark Varel, which were fully paid and non-assessable. All shares were issued under Section 4(2) of the Securities Act of 1933. Subsequently, effective February 14, 2000, the aforementioned officer and director resigned to pursue other business ventures. (See "Management's Discussion and Analysis - Subsequent Events"). Mr. Varel sold his personal stock totaling 600,000 shares, reflective of the 120-to-1 stock split, to individuals desirous of investing in Mag-Well, Inc. This transaction is considered a private transaction according to Section 4(2) of the Securities Act.

  We filed a "Certificate of Amendment of Articles of Incorporation - (After Issuance of Stock)" on March 12, 1999. In this statement it certified that:

    There were One Hundred Thousand (100,000) shares of common stock issued and outstanding.

    On February 15, 1999, at a duly noticed meeting of the shareholders of Mag-Well, Inc., a vote was taken whereby Seventy-One Thousand Six Hundred Fifty (71,650) shares voted in favor and none voted against a motion to approve the amendments to the "Articles of Incorporation." The amendments, in effect, authorizes us to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.001

    On February 15, 1999, at a duly noticed meeting of the shareholders of Mag-Well, Inc., a vote was taken whereby Seventy-One Thousand Six Hundred Fifty (71,650) shares voted in favor and none voted against a motion to approve the proposal to split forward the common shares outstanding (100,000 shares at the time) at a rate of 120 to 1.

  On March 2, 1999, we completed an offering of shares of common stock of the company in accordance with Regulation D, Rule 504 of the Securities Act of 1933, whereby we sold 150,000 shares to approximately one (1) unaffiliated shareholder of record, who was not and is not an officer or director of our company. (See Table below).

  On April 6, 1999, we completed an offering of shares of common stock of the company in accordance with Regulation D, Rule 504 of the Securities Act of 1933, whereby we sold 223,000 shares to approximately fifty-three (53) unaffiliated shareholders of record, none of whom were or are officers and directors of our company. One of these shareholders was the purchaser of the 150,000 shares on March 2, 1999. (See Table below).

The following table represents the beneficial ownership of shares held by each person as completed on March 2, 1999 and April 6, 1999, respectively, for the offering of shares.

Name of Beneficial Owner	Common Stock Owned	Percentage Owned	Date Purchased	Offering Price	Transaction Type	Exemption [1]

Campbell Mello Associates	150,000	1.21%	3/2/99	$0.05	$ 7,500.00	Reg. D, Rule 504
Total Sold =	150,000	1.21%		Total Sold =	$ 7,500.00

Name of Beneficial Owner	Common Stock Owned	Percentage Owned	Date Purchased	Offering Price	Transaction Type	Exemption [1]

Joe McCart	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Ted Geistweidt..	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Mangold Roofing...	4,000	0.03%	4/6/99	$0.50	$ 2,000.00	Reg. D, Rule 504
Gary Shuler...	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
L.D. Webb	4,000	0.03%	4/2/99	$0.50	$ 2,000.00	Reg. D, Rule 504
Gauntt Gamily L.L.C.	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Patricia Eytcheson, Trustee	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Bob Dimler....	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Clifford H. Collen, Jr.	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Gregg R. Gandy.	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Kirk Rentz	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Jerry Rentz, Jr	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Frances J. Metheny, Trustee..	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Robert A. and Frances J. Metheny.	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Catherine F. James.	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Thomas R. and Stacy C. James...	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Thomas R. James...	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Frances D. James...	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
David Hamilton James..	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Wm. G. and Susan D. Hendrickson...	4,000	0.03%	4/5/99	$0.50	$ 2,000.00	Reg. D, Rule 504
Robin Hendrickson	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
William R. Hendrickson	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Sarah M. and Robert W. Woodward, Jr..	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Harold D. Wright...	1,000	0.01%	4/5/99	$0.50	$ 500.00	Reg. D, Rule 504
Marcy G. Wright.	1,000	0.01%	4/5/99	$0.50	$ 500.00	Reg. D, Rule 504
Eric D. Wright...	1,000	0.01%	4/5/99	$0.50	$ 500.00	Reg. D, Rule 504
Steve B. Wright.	1,000	0.01%	4/5/99	$0.50	$ 500.00	Reg. D, Rule 504
T. McCullough Strother	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
James M. Stabler	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Douglas L. Phillips.	2,000	0.02%	4/1/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Andreas Grossman	5,000	0.04%	3/30/99	$0.50	$ 2,500.00	Reg. D, Rule 504
Robert W. Floyd	500	0.00%	4/6/99	$0.50	$ 250.00	Reg. D, Rule 504
M. Craig Clark...	500	0.00%	4/6/99	$0.50	$ 250.00	Reg. D, Rule 504
John Nichols.	500	0.00%	4/6/99	$0.50	$ 250.00	Reg. D, Rule 504
Christopher P. Renaud...	500	0.00%	4/5/99	$0.50	$ 250.00	Reg. D, Rule 504
Armand Smith, Jr..	500	0.00%	4/5/99	$0.50	$ 250.00	Reg. D, Rule 504
Matthew J. Parsley.	500	0.00%	4/5/99	$0.50	$ 250.00	Reg. D, Rule 504
Charles Wesley Goyer, Jr...	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
C. Wesley Goyer, III.	2,000	0.02%	4/6/99	$0.50	$ 1,000.00	Reg. D, Rule 504
John T. Beecherl	500	0.00%	4/5/99	$0.50	$ 250.00	Reg. D, Rule 504
Thirsty Assets, L.P	500	0.00%	4/5/99	$0.50	$ 250.00	Reg. D, Rule 504
Robert R. Beecherl	500	0.00%	4/5/99	$0.50	$ 250.00	Reg. D, Rule 504
Gordon D. May.	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
WCS Oil & Gas Corp	4,000	0.03%	4/5/99	$0.50	$ 2,000.00	Reg. D, Rule 504
Richard C. Latham	5,000	0.04%	4/5/99	$0.50	$ 2,500.00	Reg. D, Rule 504
Sueann T. Fernandes.	2,000	0.02%	3/31/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Sandy M. Fernandes..	2,000	0.02%	3/31/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Mark J. Fernandes..	2,000	0.02%	3/31/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Robert Osborn..	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Diana Osborn	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Addison Osborn	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Austin Osborn...	2,000	0.02%	4/5/99	$0.50	$ 1,000.00	Reg. D, Rule 504
Campbell Mello Associates	122,500	0.99%	3/30/99	$0.50	$ 61,250.00	Reg. D, Rule 504
Total Sold =	223,000	1.80%		Total Sold =	$ 119,000.00

Total Outstanding Common Stock =	12,313,000	100.00%

NOTES TO TABLE:

  The facts that we relied on in claiming exemptions under Regulation D, Rule 504 for these transactions are as follows: The Company was not, at that time, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act (see Rule 504 (a)(1)), was not an investment company (see Rule 504 (a)(2)), was not a development stage company with no specific business purpose or a business purpose to engage in a merger or acquisition (see Rule 504 (a)(3)), and the aggregate offering price of the two combined Rule 504 offerings did not exceed $1,000,000, nor did the company sell in excess of $1,000,000 worth of securities in the 12 months previous to the offerings (see Rule 504 (b)). The requirements of the current Rule 504 (b)(1) were not in effect until April 7, 1999, and thus would not apply to the offerings in question.

Item 27. Exhibits and Financial Data Schedule

Exhibits. The following is a complete list of Exhibits filed as part of this registration statement.
Exhibit 2:	Escrow Agreement with Chase Bank of Texas, National Association
*Exhibit 3a:	Articles of Incorporation - June 20, 1998
*Exhibit 3b:	Articles of Amendments to Articles of Incorporation - November 14, 1991
*Exhibit 3c:	Articles of Amendments to Articles of Incorporation - May 4, 1994
*Exhibit 3d:	Articles of Amendments to Articles of Incorporation - March 12, 1999
*Exhibit 3e:	Bylaws of Mag-Well, Inc.
*Exhibit 5:	Attorney Legal Opinion and Consent Letter
*Exhibit 10a:	Employment Contract - Mr. William W. Dillard, Jr.
*Exhibit 10b:	Employment Contract - Mr. John D. Corney
*Exhibit 10c:	Manufacturing Facility Lease Agreement
Exhibit 10d:	Licensing Agreement with Petroleum Metallurgic Corporation, C.A. (PEMECO)
*Exhibit 14	Material Patents
Exhibit 23:	Independent Auditor's Consent
Exhibit 27:	Financial Data Schedule
*Exhibit 99a:	Subscription Agreement
*Exhibit 99b:	Southwest Research Institute Petroleum Products Research Department Test Report

Item 28. Undertakings

Not Applicable

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Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Boerne, State of Texas, on ______________, 2000.

Mag-Well, Inc.

By: /s/ William W. Dillard, Jr.

William W. Dillard, Jr., President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William W. Dillard, Jr.	President and Chief Executive Officer	May 5, 2000
William W. Dillard, Jr.
John D. Corney	Chief Operating Officer	May 5, 2000
John D. Corney